Exhibit 99.1

Unaudited Interim Report
for the six-month period
ended 30 June 2026

The following is a review of our financial condition and results of operations as of 30 June 2026 and for the six-month
period ended 30 June 2026 and 2025, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.
This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month
period ended 30 June 2026, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation
S-K
promulgated by the U.S. Securities and Exchange Commission (
“SEC”
). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.
Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form
20-F
for the year ended 31 December 2025 filed with the SEC on 3 March 2026 (“
2025
Annual Report
”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2025 Annual Report for further information on our presentation of financial information.
We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2026 and for the six-month
period ended 30 June 2026 and 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“
IFRS
”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form
6-K
is based on interim unaudited condensed financial statements as of 30 June 2026 and for the six-month
period ended 30 June 2026 and 2025. The reported numbers as of 30 June 2026 and for the six-month
period ended 30 June 2026 and 2025 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month
period ended 30 June 2026 and 2025 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.
Our diverse portfolio of well over 400 beer brands includes global brands Budweiser
®
, Corona
®
, Stella Artois
®
and Michelob ULTRA
®
; multi-country brands Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 137,000 employees based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was USD 59.3 billion (excluding joint ventures and associates).
Capitalized terms used herein and not defined have the meanings given to them in the 2025 Annual Report.

1

Forward-Looking Statements
There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report for further discussion of risks and uncertainties that could impact our business.
These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•
global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession, foreign exchange fluctuations, tariffs and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•
continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine, and conflicts and developments in the Middle East and Latin America), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on
inflationary impacts, and economic and political sanctions;

•
financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•
continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•
the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•
changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer preferences, spending and behavior;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	damage to our reputation or the image and reputation of our brands;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	climate change and other environmental concerns;

2

•
the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.
Many of these risks and uncertainties are, and will be, exacerbated by geopolitical instability and unpredictability and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.
We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2025 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Results of Operations for the
Six-Month
Period Ended 30 June 2026 Compared to the
Six-Month
Period Ended 30 June 2025
The table below presents our condensed consolidated results of operations for the six-month
period ended 30 June 2026 and 2025.

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(USD Million, except volumes)		(%) (1)
Volumes (thousand hectoliters)	280,412	279,615	0.3
Revenue	31,927	28,632	11.5
Cost of sales	(13,702)	(12,602)	(8.7)
Gross profit	18,225	16,029	13.7
Selling, General and Administrative expenses	(9,917)	(8,812)	(12.5)
Other operating income/(expenses)	369	383	(3.6)
Exceptional items	14	(94)	-
Profit of the period	7,061	4,568	54.6
Profit from operations	8,691	7,506	15.8
Normalized EBITDA (2)	11,375	10,156	12.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)
Normalized EBITDA is a
non-IFRS
measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes
Our reported volumes include both beer (primarily beer,
no-alcohol
beer, other malt-based alcohol beverages and spirits-based beverages) and non-beer
(primarily carbonated soft drinks and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and third-party products that we sell through our distribution network, particularly in Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.
The table below summarizes the volume evolution by business segment.

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(thousand hectoliters)		(%) (1)
North America	41,561	42,218	(1.6)
Middle Americas	75,979	73,903	2.8
South America	75,430	75,089	0.5
EMEA	45,169	44,924	0.5
Asia Pacific	42,134	43,365	(2.8)
Global Export and Holding Companies	139	116	19.7

Total	280,412	279,615	0.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated volumes for the
six-month
period ended 30 June 2026 increased by 0.8 million hectoliters, or 0.3%, to 280.4 million hectoliters compared to our consolidated volumes for the six-month
period ended 30 June 2025, as a result of our performance mainly in Middle Americas.
The results for the
six-month
period ended 30 June 2026 reflect the performance of our business after the completion of the following acquisitions and disposals we undertook in 2025 and 2026 (collectively, the
“
2025 and 2026 acquisitions and disposals
”
).

•
Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which we indirectly hold a 50% equity interest through our subsidiary Ambev, is accounted for as an associate using the equity method of accounting.

•	On 27 February 2026, we completed the acquisition of 85% of BeatBox Beverages, a ready-to-drink alcohol beverage business in the United States.

•
A series of other acquisitions and disposals, including the acquisition and termination of certain distribution rights in 2025. See “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Acquisitions, Divestitures and Other Structural Changes—Acquisitions, Divestitures and Other Arrangements of our 2025 Annual Report for additional information.

4

Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our volumes increased by 0.8% in the six-month
period ended 30 June 2026 compared to the
six-month
period ended 30 June 2025. On the same basis, our beer volumes increased by 1.2% and our non-beer
volumes decreased by 1.5%.
North America
In the
six-month
period ended 30 June 2026, our volumes in
North America
decreased by 0.7 million hectoliters, or 1.6%, compared to the six-month
period ended 30 June 2025. Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our total volumes decreased by 1.8% in the six-month
period ended 30 June 2026, compared to the same period last year.
In the
United States
, our
sales-to-retailers
(“STRs”) decreased by 0.9% and our
sales-to-wholesalers
(“STWs”) declined by 1.8%. We expect our STRs and STWs to converge on a full year basis. We were the #1 share gainer in total alcohol in the first half of 2026 driven by share gains in both beer and spirits, according to Circana. Our beer performance was led by Michelob Ultra, Busch Light, and Busch Light Apple, which were the top 3 volume share gainers in the industry, according to Circana. Our Beyond Beer portfolio continued to expand our total addressable market. Cutwater was the #1 share gaining brand in the total spirits industry, according to Circana. We are the leader in no-alcohol
beer, with our portfolio gaining share, led by Michelob Ultra Zero which was the #1 share gainer in no-alcohol
beer, according to Circana.
In
Canada
, our volumes declined by
low-single
digits amid a soft industry. Our portfolio was estimated to be the #1 share gainer in both beer and Beyond Beer. Our beer performance was led by Michelob Ultra and Busch which were the top two volume share gainers in the industry, according to our estimates. Beyond Beer growth was led by Cutwater and Mike’s Hard Lemonade, two of the top four share gainers in the category, according to our estimates.
Middle Americas
In the
six-month
period ended 30 June 2026, our volumes in
Middle Americas
increased by 2.1 million hectoliters, or 2.8%, compared to the six-month
period ended 30 June 2025. Excluding volume changes attributable to the 2025 and 2026 acquisitions and disposals, our total volumes increased by 4.7% in the six-month period ended 30 June 2026, compared to the same period last year.
In
Mexico
, our volumes increased by
low-single
digits, outperforming the industry. We are strengthening our portfolio architecture and expanding our total addressable market by offering consumers more choices across more occasions. Performance in the first half of 2026 was led by our above core beer portfolio, driven by Modelo and Pacifico. We strengthened our position as the industry leader in no-alcohol
beer, with our portfolio growing volume by
mid-forties
led by Modelo Cero, Corona Cero and the launch of Michelob Ultra Zero. In Beyond Beer, our portfolio grew volume by high twenties, led by the Vicky’s brand family and Flying Fish.
In
Colombia
, our volumes increased by high-single digits. Increased brand power drove momentum across our portfolio, with volume growth across all price segments in the first half of 2026 and record high volumes. Above core beer led our performance, with low-teens
volume growth driven by Corona. Our mainstream beer portfolio continued to grow, delivering a high-single digit volume increase.
In
Peru
, our volumes increased by high-single digits with our portfolio estimated to have gained share of total alcohol. Performance was led by our mainstream beer brands which grew by volumes by mid-single
digits, and our Beyond Beer portfolio, which grew volumes in the triple-digits.
In
Ecuador
, our volumes increased by
mid-teens
and reached a record high for the second quarter of 2026, driven by estimated market share gains and a strong industry in an improved consumer environment. Performance was led by our above core beer portfolio, which grew volumes by strong double digits.
South America
In the
six-month
period ended 30 June 2026, our volumes in
South America
increased by 0.3 million hectoliters, or 0.5%, compared to the six-month
period ended 30 June 2025, with our beer volumes increasing by 2.2% and our non-beer
volumes decreasing by 3.8%.
In
Brazil
, our volumes increased by
low-single
digits, with beer volumes increasing by 2.9% and
non-beer
volumes decreasing by 4.1%. Innovation and investment behind our megabrands and mega platforms strengthened our portfolio brand power and drove continued market share gains. Premium and super premium beer led our performance in the first half of 2026, delivering low-twenties
volume growth and strengthening our leadership position of the premium segment. Mainstream beer improved sequentially in the second quarter of 2026, delivering flattish volumes and estimated to have gained share of the segment. We are leading the industry in Balanced Choices, with volumes of our no-alcohol
beer portfolio growing in the
low-twenties
and Stella Artois Pure Gold and Michelob Ultra growing by triple digits. In Beyond Beer, our portfolio grew volumes by strong double digits, led by Beats and Flying Fish.
In
Argentina
, our volumes declined by
low-single
digits, impacted by a soft
non-beer
industry. Beer volumes grew by
low-single
digits in the second quarter of 2026, estimated to have outperformed an improved industry.

5

EMEA
In the
six-month
period ended 30 June 2026, our volumes in EMEA increased by 0.2 million hectoliters, or 0.5%, compared to the six-month
period ended 30 June 2025. Excluding volume changes attributable to 2025 and 2026 acquisitions and disposals and changes in presentation in Europe, our total volumes increased by 1.1% in the six-month
period ended 30 June 2026, compared to the same period last year.
In
Europe
, our volumes increased by
low-single
digits, estimated to have gained share in 5 of our 6 key markets. Volume growth was driven by market share gains, innovation and premiumization. Our performance in the first half of 2026 was driven by our megabrands, led by Corona which delivered low-teens
volume growth. We are building strong consumer connection with our brands through our mega platforms and innovations. We successfully activated the Milano Cortina 2026 Winter Olympics and created golden moments for consumers, with Corona and Corona Cero accounting for 60% of all beverages sold in Olympic venues during the event. We also successfully activated Roland Garros with Stella Artois, launched Stella Artois Strawberries & Cream ahead of Wimbledon and expanded the availability of Modelo Especial in the UK. Our no-alcohol
beer portfolio grew volumes by high-teens, led by Corona Cero.
In
South Africa
, our volumes increased by
low-single
digits. Investment in our megabrands and innovations drove increased portfolio brand power in the first half of 2026. Premium and super premium beer led our performance, delivering high-twenties volume growth and estimated to have gained share of the segment. In Beyond Beer, our portfolio gained share and grew volumes by low-twenties.
In
Nigeria
, our volumes declined by
mid-single
digits, impacted by a soft consumer environment.
In
our other markets in Africa
, our volumes grew by
low-single
digits, driven by Tanzania, Mozambique and Uganda.
Asia Pacific
For the
six-month
period ended 30 June 2026, our volumes decreased by 1.2 million hectoliters, or 2.8%, compared to the six-month
period ended 30 June 2025.
In
China
, our volumes declined by 6.0%. Beer industry volumes are estimated to have declined by mid-single
digits in the second quarter of 2026, reflecting adverse weather and softness in the on-premise
channel. Our market share trend is estimated to have improved sequentially, supported by a return to growth in our super premium and core plus brands in the second quarter. Investment in our megabrands and innovations strengthened our portfolio brand power. We remain focused on improving execution and expanding our in-home
channel presence to rebuild momentum and better position our business for ongoing channel shifts in the industry.
In
South Korea
, our volumes declined by
low-single
digits. We estimate that we continued to gain market share in both the on-premise
and
in-home
channels in the first half of 2026.
Global Export and Holding Companies
For the
six-month
period ended 30 June 2026, Global Export and Holding Companies volumes increased by 19.7% compared to the same period last year.

6

Revenue
The following table reflects changes in revenue across our business segments for the six-month
period ended 30 June 2026 as compared to our revenue for the six-month
period ended 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(USD million)		(%) (1)
North America	7,424	7,208	3.0
Middle Americas	9,595	8,124	18.1
South America	6,402	5,507	16.2
EMEA	4,951	4,454	11.2
Asia Pacific	3,122	3,108	0.4
Global Export and Holding Companies	433	231	87.7

Total	31,927	28,632	11.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated revenue was USD 31,927 million for the
six-month
period ended 30 June 2026. This represented an increase of USD 3,296 million, or 11.5%, compared to our consolidated revenue for the six-month
period ended 30 June 2025.
The results for the
six-month
period ended 30 June 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond a maximum of 2% per month (the “
Hyperinflationary Price Cap
”)
1
), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 106 million on our consolidated revenue for the six-month
period ended 30 June 2026 compared to the
six-month
period ended 30 June 2025.

•
Our consolidated revenue for the
six-month
period ended 30 June 2026 also reflects a positive currency translation impact of USD 1,783 million mainly arising from currency translation effects in Middle Americas, South America and EMEA.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation, our revenue increased by 5.7% and by 4.3% on a per hectoliter basis in the six-month
period ended 30 June 2026 compared to the
six-month
period ended 30 June 2025, driven by the volume growth discussed above as well as revenue management and positive mix from premiumization and Beyond Beer. This increase was most significant in Middle Americas and South America.
As of 30 June 2026, BEES was live in 30 markets with 72% of our revenues captured through B2B digital platforms. In the six-month
period ended 30 June 2026, BEES reached USD 29.6 billion in gross merchandise value (“
GMV
”), compared to USD 23.8 billion in the same period last year. BEES Marketplace reached USD 2.3 billion in GMV from third-party products for the six-month
period ended 30 June 2026 compared to USD 1.4 billion in the same period last year.
Additionally, our digital
direct-to-consumer
megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, served 13 million active consumers and generated USD 304 million in revenue in the six-month
period ended 30 June 2026 compared to USD 251 million in the same period last year.

Cumulative inflation over 100% (2% per month compounded) over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

7

Cost of Sales
The following table reflects changes in cost of sales across our business segments for the six-month
period ended 30 June 2026 as compared to the
six-month
period ended 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(USD million)		(%) (1)
North America	(2,932)	(2,947)	0.5
Middle Americas	(3,259)	(2,866)	(13.7)
South America	(3,119)	(2,764)	(12.9)
EMEA	(2,473)	(2,280)	(8.5)
Asia Pacific	(1,441)	(1,456)	1.1
Global Export and Holding Companies	(477)	(290)	(64.7)

Total	(13,702)	(12,602)	(8.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated cost of sales was USD 13,702 million for the six-month
period ended 30 June 2026. This represented an increase of USD 1,100 million, or 8.7% compared to our consolidated cost of sales for the six-month
period ended 30 June 2025. The results for the
six-month
period ended 30 June 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a positive impact of USD 72 million on our consolidated cost of sales for the six-month
period ended 30 June 2026 compared to the
six-month
period ended 30 June 2025.

•
Our consolidated cost of sales for the
six-month
period ended 30 June 2026 also reflects a negative currency translation impact of USD 726 million mainly arising from currency translation effects in Middle Americas, EMEA and South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our consolidated cost of sales increased by USD 446 million or 3.6%, partially impacted by the increase in volumes discussed above. On the same basis, our consolidated cost of sales increased by 1.7% on a per hectoliter basis, driven by transactional FX headwinds. This increase was most significant in South America and Middle Americas.

8

Operating Expenses
The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month
period ended 30 June 2026 as compared to the
six-month
period ended 30 June 2025. Our operating expenses do not include exceptional charges, which are reported separately.
Our operating expenses for the
six-month
period ended 30 June 2026 were USD 9,548 million, representing an increase of USD 1,119 million, or 13.3%, compared to our operating expenses for the same period in 2025.

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(USD million)		(%) (1)
Selling, General and Administrative Expenses	(9,917)	(8,812)	(12.5)
Other Operating Income/(Expenses)	369	383	(3.6)

Total Operating Expenses	(9,548)	(8,429)	(13.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Selling, General and Administrative Expenses
The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our
“
selling, general and administrative expenses
”
) across our business segments for the
six-month
period ended 30 June 2026 as compared to the
six-month
period ended 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(USD million)		(%) (1)
North America	(2,328)	(2,174)	(7.1)
Middle Americas	(2,241)	(1,898)	(18.1)
South America	(1,968)	(1,712)	(15.0)
EMEA	(1,581)	(1,371)	(15.3)
Asia Pacific	(1,015)	(941)	(7.9)
Global Export and Holding Companies	(784)	(716)	(9.5)

Total	(9,917)	(8,812)	(12.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our consolidated selling, general and administrative expenses were USD 9,917 million for the six-month
period ended 30 June 2026. This represented an increase of USD 1,105 million, or 12.5%, as compared to the six-month
period ended 30 June 2025. The results for the
six-month
period ended 30 June 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

•
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 48 million on our consolidated selling, general and administrative expenses for the six-month
period ended 30 June 2026 compared to the
six-month
period ended 30 June 2025.

•
Our consolidated selling, general and administrative expenses for the six-month
period ended 30 June 2026 also reflect a negative currency translation impact of USD 486 million mainly arising from currency translation effects in Middle Americas, EMEA and South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 6.5%, as we increased our sales and marketing investments in our megabrands and mega platforms, including the Winter Olympics, Roland Garros, Wimbledon and the FIFA World Cup.

9

Other operating income/(expense)
The following table reflects changes in other operating income and expenses across our business segments for the six-month
period ended 30 June 2026 as compared to the
six-month
period ended 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change
	(USD million)		(%) (1)
North America	18	23	(22.4)
Middle Americas	(7)	14	-
South America	255	201	26.4
EMEA	73	101	(27.0)
Asia Pacific	27	41	(33.1)
Global Export and Holding Companies	3	2	27.5

Total	369	383	(3.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
The net positive effect of our consolidated other operating income and expenses for the six-month
period ended 30 June 2026 was USD 369 million. This represented a decrease of USD 14 million, or 3.6%, as compared to the six-month
period ended 30 June 2025. The results for the
six-month
period ended 30 June 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals and (ii) currency translation effects.

●
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, and the 2025 and 2026 acquisitions and disposals had a negative impact of USD 10 million on our net consolidated other operating income and expenses for the six-month
period ended 30 June 2026 compared to the
six-month
period ended 30 June 2025.

●
Our net consolidated other operating income and expenses for the six-month
period ended 30 June 2026 also reflect a positive currency translation impact of USD 32 million mainly arising from currency translation effects in South America.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals, and currency translation effects, our net consolidated other operating income and expenses decreased by 9.7%, mainly driven by lower disposals of non-core
assets in the
six-month
period ended 30 June 2026 compared to the same period last year.
Exceptional Items
Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.
For the
six-month
period ended 30 June 2026, exceptional items included in profit from operations consisted of restructuring charges, business and asset disposal (including impairment losses) and acquisition-related costs (business combinations). Exceptional items were as follows for the six-month
period ended 30 June 2026 and 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Restructuring	(33)	(47)
Business and asset disposal (including impairment losses)	61	(47)
Acquisition-related costs (business combinations)	(14)	-

Total	14	(94)

Restructuring
Exceptional restructuring charges amounted to a net expense of USD 33 million for the six-month
period ended 30 June 2026 as compared to a net expense of USD 47 million for the six-month
period ended 30 June 2025. These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements.

10

Business and asset disposal (including impairment losses)
Business and asset disposals (including impairment losses) amounted to a net gain of USD 61 million for the six-month
period ended 30 June 2026, mainly related to the gain on the sale of a brewery in the United States, as well as impairment of non-core
assets, as compared to a net expense of USD 47 million for the six-month
period ended 30 June 2025, mainly comprising of impairment of non-core
assets.
Acquisition-related costs (business combinations)
Acquisition-related costs (business combinations) amounted to a net expense of USD 14 million for the six-month
period ended 30 June 2026, related to legal and advisory fees in relation to the acquisition of BeatBox.
Profit from Operations
The following table reflects changes in profit from operations across our business segments for the six-month
period ended 30 June 2026 as compared to the
six-month
period ended 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change
	(USD million)		(%) (1)
North America	2,285	2,106	8.5
Middle Americas	4,076	3,360	21.3
South America	1,555	1,224	27.0
EMEA	972	906	7.2
Asia Pacific	691	739	(6.5)
Global Export and Holding Companies	(887)	(830)	(7.0)

Total	8,691	7,506	15.8

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our profit from operations amounted to USD 8,691 million for the six-month
period ended 30 June 2026. This represented an increase of USD 1,185 million, or 15.8%, as compared to our profit from operations for the six-month
period ended 30 June 2025. The results for the
six-month
period ended 30 June 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the 2025 and 2026 acquisitions and disposals, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

●
The year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap and the 2025 and 2026 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 91 million for the six-month
period ended 30 June 2026 compared to the
six-month
period ended 30 June 2025.

●	Our consolidated profit from operations for the six-month period ended 30 June 2026 also reflects a positive currency translation impact of USD 597 million.

●
Our profit from operations for the
six-month
period ended 30 June 2026 had a positive impact of USD 14 million due to certain exceptional items, as compared to a negative impact of USD 94 million for the six-month
period ended 30 June 2025. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the six-month
period ended 30 June 2026 and 2025.

Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our profit from operations increased by 9.2%, as disciplined revenue management, premiumization and efficient overhead management helped offset increased sales and marketing investments and transactional FX headwinds. This increase was most significant in Middle Americas, South America and North America.

11

Net Finance Income/(Expense)
Our net finance income/(expense) items were as follows for the six-month
period ended 30 June 2026 and 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(USD million)		(%) (1)
Net interest expense	(1,196)	(1,284)	6.9
Accretion expense and interest on pensions	(413)	(351)	(17.5)
Other financial results	(498)	(410)	(21.6)
Net finance expense before exceptional finance results	(2,107)	(2,046)	(3.0)

Mark-to-market	2,033	339	500.1
Gain/(loss) on bond redemption and other	-	29	-
Exceptional net finance income/(expense)	2,033	368	452.8

Net finance income/(expense)	(74)	(1,678)	95.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
Our net finance expense for the
six-month
period ended 30 June 2026 was USD 74 million, as compared to a net finance expense of USD 1,678 million for the six-month
period ended 30 June 2025, representing an expense reduction of USD 1,604 million.
The net finance expense before exceptional financial results increased from USD 2,046 million for the six-month
period ended 30 June 2025 to USD 2,107 million for the
six-month
period ended 30 June 2026.
Exceptional net finance income/(expense) includes a positive mark-to-market
adjustment of USD 2,033 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB, compared to a positive mark-to-market
adjustment of USD 339 million for the
six-month
period ended 30 June 2025. Other exceptional net finance income/(expense) for the six-month
period ended 30 June 2025 included a gain of USD 29 million related to the completion of tender offers of notes issued by certain of our subsidiaries.
The number of shares covered by the derivative instruments, together with the opening and closing share prices, are shown below:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025
Share price at the start of the six-month period (in euro)	54.90	48.25
Share price at the end of the six-month period (in euro)	72.66	58.24
Number of derivative equity instruments at the end of the period (in millions)	90.5	100.5
Share of Results of Associates
Our share of results of associates for the
six-month
period ended 30 June 2026 was USD 148 million as compared to USD 135 million for the six-month
period ended 30 June 2025.
Exceptional Share of Results of Associates
Our exceptional share of results of associates for the
six-month
period ended 30 June 2025 was USD 9 million income from our associate Anadolu Efes.
Income Tax Expense
Our total income tax expense for the
six-month
period ended 30 June 2026 was USD 1,704 million, with an effective tax rate of 19.8%, as compared to an income tax expense of USD 1,404 million and an effective tax rate of 24.1% for the six-month
period ended 30 June 2025.
The effective tax rates for the
six-month
period ended 30 June 2026 and 2025 were positively impacted by non-taxable
gains from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB.

12

Profit of the Period
Profit for the
six-month
period ended 30 June 2026 was USD 7,061 million compared to USD 4,568 million for the same period in 2025. The increase in profit of the period for the six-month
period ended 30 June 2026 was primarily due to the increase in profit from operations and the decrease in net finance expense.

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Profit attributable to non-controlling interests	747	744
Profit attributable to equity holders of AB InBev	6,314	3,824

Profit of the period	7,061	4,568

Profit Attributable to
Non-Controlling
Interests
 Profit attributable to
non-controlling
interests was USD 747 million for the
six-month
period ended 30 June 2026, an increase of USD 3 million from USD 744 million for the six-month
period ended 30 June 2025.
Profit Attributable to Our Equity Holders
Profit attributable to our equity holders for the
six-month
period ended 30 June 2026 was USD 6,314 million compared to USD 3,824 million for the same period in 2025.
Basic earnings per share of USD 3.20 for the
six-month
period ended 30 June 2026 is based on 1,976 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.
Underlying profit, attributable to equity holders of AB InBev for the six-month
period ended 30 June 2026 was USD 4,314 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax
exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.
Underlying EPS for the
six-month
period ended 30 June 2026 was USD 2.18. Underlying EPS is basic earnings per share excluding the after-tax
exceptional items discussed above under “Exceptional Items”, “Net Finance Income/(Expense)” and “Exceptional Share of Results of Associates”, exceptional taxes and the impact of hyperinflation accounting.

13

The increase in profit attributable to our equity holders for the six-month
period ended 30 June 2026 was primarily due to the increase in profit from operations and the decrease in net finance expense in the six-month
period ended 30 June 2026, compared to the same period in 2025.

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Profit attributable to equity holders of AB InBev	6,314	3,824
Exceptional items, before taxes	(14)	94
Exceptional net finance (income)/expense, before taxes	(2,033)	(368)
Exceptional share of results of associates	-	(9)
Exceptional taxes	18	(17)
Exceptional non-controlling interest	(5)	(5)
Hyperinflation impacts	35	37

Underlying profit, attributable to equity holders of AB InBev (1)	4,314	3,556

Note:

(1)
Underlying profit, attributable to equity holders of AB InBev is a non-IFRS
measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Profit Attributable to Our Equity Holders” of our 2025 Annual Report for additional information on our definition and use of Underlying profit, attributable to equity holders of AB InBev.

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD per share)
Basic earnings per share	3.20	1.92
Exceptional items, before taxes	(0.01)	0.05
Exceptional net finance (income)/expense, before taxes	(1.03)	(0.18)
Exceptional share of results of associates	-	(0.00)
Exceptional taxes	0.01	(0.01)
Exceptional non-controlling interest	(0.00)	(0.00)
Hyperinflation impacts	0.02	0.02

Underlying EPS (1)	2.18	1.79

Note:

(1)
Underlying EPS is a
non-IFRS
measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Profit Attributable to Our Equity Holders” of our 2025 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 1,976 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the six-month
period ended 30 June 2026 (30 June 2025: 1,989 million shares).

14

Normalized EBITDA
The following table reflects changes in our Normalized EBITDA, for the six-month
period ended 30 June 2026 as compared to the
six-month
period ended 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025	Change

	(USD million)		(%) (1)
Profit attributable to equity holders of AB InBev	6,314	3,824	65.1
Profit attributable to non-controlling interests	747	744	0.4

Profit of the period	7,061	4,568	54.6
Net finance expense	74	1,678	95.6
Income tax expense	1,704	1,404	(21.3)
Share of result of associates	(148)	(135)	9.2
Exceptional share of results of associates	-	(9)	-

Profit from operations	8,691	7,506	15.8
Exceptional items	(14)	94	-
Profit from operations, before exceptional items (2)	8,677	7,601	14.2

Depreciation, amortization and impairment	2,698	2,555	(5.6)

Normalized EBITDA (3)	11,375	10,156	12.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)
Profit from operations, before exceptional items, is a
non-IFRS
measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Normalized EBITDA” of our 2025 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)
Normalized EBITDA is a
non-IFRS
measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2025 Compared to the Year Ended 31 December 2024—Normalized EBITDA” of our 2025 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 11,375 million for the six-month
period ended 30 June 2026. This represented an increase of USD 1,219 million, or 12.0%, as compared to our Normalized EBITDA for the six-month
period ended 30 June 2025.
The results for the
six-month
period ended 30 June 2026 reflect (i) the hyperinflation impact in Argentina (i.e. year over year price growth in Argentina beyond the Hyperinflationary Price Cap), as well as the performance of our business after the completion of the acquisitions and disposals we undertook in 2025 and 2026 and (ii) currency translation effects, including the impact of hyperinflation accounting.
Excluding the impact from the year-over-year price growth in Argentina beyond the Hyperinflationary Price Cap, the 2025 and 2026 acquisitions and disposals and currency translation effects, our Normalized EBITDA increased by 5.6%, as disciplined revenue management, premiumization and efficient overhead management helped offset increased sales and marketing investments and transactional FX headwinds.

15

Impact of Changes in Foreign Exchange Rates
Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue
realized by currency for the
six-month
period ended 30 June 2026 and 2025:

	Six-month period ended

	30 June 2026	30 June 2025

U.S. dollar	24.5%	26.0%
Brazilian real	15.4%	14.1%
Mexican peso	13.8%	12.7%
Chinese yuan	6.7%	7.7%
Euro	5.8%	6.0%
Colombian peso	5.9%	5.0%
South African rand	4.4%	4.2%
Peruvian sol	3.6%	3.4%
Canadian dollar	2.8%	3.0%
Argentine peso (1)	2.1%	2.6%
Dominican peso	2.0%	2.1%
South Korean won	1.8%	2.0%
Pound sterling	1.9%	2.0%
Other	9.3%	9.0%

Note:

(1)	Hyperinflation accounting was adopted starting from the September year-to-date 2018 results.
Liquidity and Capital Resources
The following table sets forth our consolidated cash flows for the six-month
period ended 30 June 2026 and 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Cash flow from/(used in) operating activities	5,241	2,704
Cash flow from/(used in) investing activities	(1,807)	(1,306)
Cash flow from/(used in) financing activities	(7,505)	(5,837)

Net increase/(decrease) in cash and cash equivalents	(4,071)	(4,438)

Cash Flow from/(used in) Operating Activities
Our cash flows from operating activities for the
six-month
period ended 30 June 2026 and 30 June 2025 were as follows:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Profit of the period	7,061	4,568
Interest, taxes and non-cash items included in profit	4,459	5,736
Cash flow from operating activities before changes in working capital and provisions	11,520	10,304
Change in working capital (1)	(2,355)	(3,655)
Pension contributions and use of provisions	(158)	(278)
Interest and taxes (paid)/received	(3,866)	(3,801)
Dividends received	101	135

Cash flow from/(used in) operating activities	5,241	2,704

Note:

(1)	Working capital includes inventories, trade and other receivables and trade and other payables, both current and non-current.
Cash flow from operating activities was USD 5,241 million for the six-month
period ended 30 June 2026 compared to USD 2,704 million for the six-month
period ended 30 June 2025. The increase was driven primarily by increased profit of the period and changes in working capital for the first six months of 2026 compared to the same period last year. Changes in working capital in the first half of 2026 and 2025 reflect higher working capital levels at the end of June than at year-end
as a result of seasonality.

16

Cash flow from/(used in) Investing Activities
Our cash flows used in investing activities for the
six-month
period ended 30 June 2026 and 30 June 2025 were as follows:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Net capital expenditure	(1,360)	(1,350)
Sale/(acquisition) and others related to subsidiaries, net of cash	(757)	(4)
Proceeds from sale/(acquisition) of other assets	310	47

Cash flow from/(used in) investing activities	(1,807)	(1,306)

Note:

(1)	Net capital expenditure consists of acquisitions of plant, property and equipment and of intangible assets, minus proceeds from sale.
Cash flow from investing activities was a net cash outflow of USD 1,807 million in six-month
period ended 30 June 2026 as compared to a net outflow USD 1,306 million for the six-month
period ended 30 June 2025. The increase in the cash outflow from investing activities was mainly due to the acquisition of an 85% controlling stake in BeatBox, a ready-to-drink
alcohol beverage business in the United States.
Our net capital expenditures were USD 1,360 million for the
six-month
period ended 30 June 2026 and USD 1,350 million for the
six-month
period ended 30 June 2025. Out of the total half-year 2026 capital expenditures approximately 25% was used to improve our production facilities, 60% was used for logistics and commercial investments and 15% was used for the purchase of hardware and software and improving administrative capabilities.
Cash Flow from/(used in) Financing Activities
Our cash flows used in financing activities for the
six-month
period ended 30 June 2026 and 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Net (repayments of) / proceeds from borrowings	246	68
Dividends paid	(2,596)	(3,147)
Share buyback	(1,301)	(1,901)
Payment of lease liabilities	(364)	(354)
Derivative financial instruments	(319)	114
Sale/(acquisition) of non-controlling interests	(3,389)	(314)
Other financing cash flows	219	(303)

Cash flow from/(used in) financing activities	(7,505)	(5,837)

Cash outflow from financing activities amounted to USD 7,505 million for the six-month
period ended 30 June 2026, compared to a cash outflow of USD 5,837 million for the six-month
period ended 30 June 2025. The increase is primarily driven by the completion of our reacquisition of the 49.9% minority stake in our
US-based
metal container plants for USD 2.9 billion.
As of 30 June 2026, we had total liquidity of USD 18.1 billion, which consisted of USD 10.1 billion available under committed long-term credit facilities and USD 8.0 billion of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.
Adjusted Free Cash Flow
The following table reflects changes in our adjusted free cash flow for the six-month
period ended 30 June 2026 as compared to the
six-month
period ended 30 June 2025:

	Six-month period ended 30 June 2026	Six-month period ended 30 June 2025

	(USD million)
Cash flow from operating activities	5,241	2,704
Net capital expenditure (1)	(1,360)	(1,350)

Adjusted free cash flow (2)	3,881	1,355

Note:

(1)
Net capital expenditure consists of acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale; please see “—Cash Flow used in Investing Activities” above for further details regarding our net capital expenditures.

(2)
Adjusted free cash flow is a
non-IFRS
measure. See “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Adjusted Free Cash Flow” of our 2025 Annual Report for additional information on our definition and use of adjusted free cash flow

17

Our adjusted free cash flow amounted to USD 3,881 million for the six-month
period ended 30 June 2026. This represented an increase of USD 2,526 million, as compared to our adjusted free cash flow for the six-month
period ended 30 June 2025. Please see “—Cash Flow from Operating Activities” and “—Cash Flow from Investing Activities” above for more information regarding items which impacted our adjusted free cash flow in the six-month
period ended 30 June 2026 and 2025.
Capital Resources and Equity
Our net debt
1
was USD 64.2 billion as of 30 June 2026 as compared to USD 60.9 billion as of 31 December 2025. See note 17 to our unaudited condensed consolidated interim financial statements as of 30 June 2026 and for the six-month
period ended 30 June 2026 and 2025 for a table showing the calculation of our net debt as of 30 June 2026. Apart from operating results net of capital expenditures, the net debt was mainly impacted by payments of interest and taxes (USD 3.8 billion increase of net debt), the payments for the share buybacks of AB InBev and Ambev (USD 1.8 billion increase of net debt), the reacquisition of the 49.9% minority stake in our
US-based
metal container plants (USD 2.9 billion), the acquisition of an 85% controlling stake in BeatBox (USD 0.5 billion), dividend payments to shareholders of AB InBev and Ambev (USD 2.6 billion) and a foreign exchange impact on net debt (USD 0.9 billion decrease of net debt).
98% of our bond portfolio holds a fixed-interest rate, 52% is denominated in currencies other than USD and maturities are well-distributed across the next several years.
The chart below shows the debt repayment schedule as of 30 June 2026 (figures in USD billion):

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in notes 17 and 19 to our unaudited condensed consolidated interim financial statements as of 30 June 2026 and for the six-month
period ended 30 June 2026 and 2025.
Consolidated equity attributable to our equity holders as of 30 June 2026 was USD 93,500 million, compared to USD 87,287 million as of 31 December 2025. The net increase in equity results from the profit attributable to equity holders and the net foreign exchange gains on translation of foreign operations primarily related to the effect of the appreciation of the closing rates of the Colombian peso, Mexican peso and Brazilian real and the depreciation of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment of USD 2,857 million as of 30 June 2026 (increase of equity).

1
Net debt is a
non-IFRS
measure. See “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Net Debt and Equity” of our 2025 Annual Report for additional information on our definition and use of net debt.

18

Adoption of hyperinflation accounting in Argentina
Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29
Financial Reporting in Hyperinflationary Economies
for our Argentine subsidiaries.
The results for the
six-month
period ended 30 June 2026 were translated at the June 2026 closing rate of 1,482.53 Argentine pesos per U.S. dollar. The results for the six-month
period ended 30 June 2025 were translated at the June 2025 closing rate of 1,193.35 Argentine pesos per U.S. dollar.
The impact of hyperinflation accounting for the
six-month
period ended 30 June 2026 amounted to USD 13 million increase in revenue, USD 4 million positive monetary adjustment reported in the finance line and represented a negative impact of USD 0.02 on basic earnings per share.
Guarantor Financial Information
The debt securities issued by (i) Anheuser-Busch InBev Finance Inc. (“
ABIFI
”) under Indentures dated as of January 17, 2013, January 25, 2016 and May 15, 2017, in each case among ABIFI, Anheuser-Busch InBev SA/NV (the “
Parent Guarantor
”), the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee (ii) Anheuser-Busch InBev Worldwide Inc. (“
ABIWW
”) under Indentures dated as of October 16, 2009, December 16, 2016 and April 4, 2018, in each case among ABIWW, the Parent Guarantor, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A, as trustee and (iii) Anheuser-Busch Companies, LLC (“
ABC
”) and ABIWW, as
co-issuers,
under the Indenture dated as of November 13, 2018, among ABC, ABIWW, the subsidiary guarantors listed therein and the Bank of New York Mellon Trust Company, N.A., as trustee, are, in each case, fully and unconditionally guaranteed by the Parent Guarantor and jointly and severally guaranteed by Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV, and by ABC (in respect of debt issued by ABIFI and/or ABIWW (as sole issuer)), ABIWW (in respect of debt issued by ABIFI) and by ABIFI (in respect of debt issued by ABIWW and/or ABC) on a full and unconditional basis. The Parent Guarantor owns, directly or indirectly, 100% of each of ABIFI, ABIWW, ABC, Brandbrew S.A., Brandbev S.à r.l. and Cobrew NV.
Each guarantee provided under the aforementioned indentures is referred to as a “
Guarantee
” and collectively, the “
Guarantees
”; the subsidiaries of the Parent Guarantor providing Guarantees are referred to as the “
Subsidiary Guarantors
” and the Parent Guarantor and Subsidiary Guarantors collectively are referred to as the “
Guarantors
”. ABIWW, ABIFI and ABC are collectively referred to as the “
Issuers
”.
For disclosure required by Rule
13-01
of Regulation
S-X
of certain terms and conditions of the guarantees and how the issuer and guarantor structure and other factors may affect payments to the holder of the debt securities see “Item 5. Operating and Financial Review—H. Liquidity and Capital Resources—Guarantor Financial Information” of our 2025 Annual Report.
Summarized financial information is presented below for Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors on a combined basis after elimination of intercompany transactions and balances among them and does not include investments in and equity in the earnings of non-guarantor
subsidiaries. The intercompany balances with
Non-Guarantor
Subsidiaries have been presented separately. This summarized financial information is not intended to present the financial position or results of operations of Anheuser-Busch InBev SA/NV, the Issuers and the Subsidiary Guarantors in accordance with IFRS.

19

Statement of Profit or Loss Data	Six-month period ended 30 June 2026 (1)	Year ended 31 December 2025 (2)

	USD million
Revenue	6,974	13,134
Gross profit	3,781	6,879
Profit of the period	120	(1,023)

Statement of Financial Position Data	Six-month period ended 30 June 2026	Year ended 31 December 2025
	USD million
Due from non-guarantor subsidiaries	44,251	43,964
Other non-current assets	61,662	61,248
Non-current assets	105,913	105,212
Due from non-guarantor subsidiaries	15,628	18,313
Other current assets	5,582	8,642
Current assets	21,210	26,954
Due to non-guarantor subsidiaries	17,990	28,273
Other non-current liabilities	74,322	77,397
Non-current liabilities	92,312	105,670
Due to non-guarantor subsidiaries	22,640	16,305
Other current liabilities	11,275	11,094
Current liabilities	33,915	27,400

Note:

(1)
For the
six-month
period ended 30 June 2026, revenue, gross profit and profit of the period includes USD 130 million, USD (191) million and USD (2,373) million of intercompany transactions with non-guarantor
subsidiaries and related parties, respectively.

(2)
For the year ended 31 December 2025, revenue, gross profit and profit of the period includes USD 228 million, USD (408) million and USD (978) million of intercompany transactions with non-guarantor
subsidiaries and related parties, respectively.

20

 Condensed consolidated statement of profit or loss (unaudited)

For the six-month period ended 30 June
Million US dollar, except earnings per share in US dollar	Notes	2026	2025

Revenue		31 927	28 632
Cost of sales		(13 702)	(12 602)
Gross profit		18 225	16 029

Distribution expenses		(3 419)	(2 968)
Sales and marketing expenses		(4 101)	(3 582)
Administrative expenses		(2 397)	(2 262)
Other operating income/(expenses)		369	383

Exceptional expenses above profit from operations	7	14	(94)
Profit from operations		8 691	7 506

Finance expense	8	(2 462)	(2 378)
Finance income	8	2 388	700

Net finance income/(expense)		(74)	(1 678)

Share of results of associates	13	148	135
Exceptional share of results of associates	7/13	-	9
Profit before tax		8 765	5 972

Income tax expense	9	(1 704)	(1 404)
Profit of the period		7 061	4 568

Profit of the period attributable to:
Equity holders of AB InBev		6 314	3 824
Non-controlling interest		747	744

Basic earnings per share	16	3.20	1.92
Diluted earnings per share	16	3.14	1.89
The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statement of comprehensive income (unaudited)

For the six-month period ended 30 June
Million US dollar	Notes	2026	2025

Profit of the period		7 061	4 568
XXX
Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	2 883	3 256
Effective portion of changes in fair value of net investment hedges		(80)	(299)
Cash flow hedges recognized in equity		188	(100)
Cash flow hedges reclassified from equity to profit or loss		(131)	(237)
Other comprehensive income, net of tax		2 859	2 620

Total comprehensive income		9 920	7 187

Attributable to:
Equity holders of AB InBev		9 232	6 263
Non-controlling interest		688	925
The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statement of financial position (unaudited)

Million US dollar	Notes	30 June 2026	31 December 2025

ASSETS
Non-current assets
Property, plant and equipment	10	22 998	23 664
Goodwill	11	119 946	117 908
Intangible assets	12	42 274	41 985
Investments in associates	13	5 061	5 002
Investment securities	15	166	161
Deferred tax assets		2 766	2 708
Pensions and similar obligations		154	150
Income tax receivables		440	444
Derivatives	19	313	145
Trade and other receivables	14	2 026	1 871
Total non-current assets		196 143	194 039

Current assets
Investment securities	15	353	306
Inventories		5 528	5 107
Income tax receivables		622	785
Derivatives	19	629	583
Trade and other receivables	14	7 404	6 161
Cash and cash equivalents	15	7 658	11 638
Assets classified as held for sale		48	190
Total current assets		22 242	24 769

Total assets		218 385	218 808

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		22 458	17 803
Retained earnings		51 686	50 128
Equity attributable to equity holders of AB InBev		93 500	87 287

Non-controlling interests		7 685	10 449
Total equity		101 185	97 736

Non-current liabilities
Interest-bearing loans and borrowings	17	68 908	72 128
Pensions and similar obligations		1 262	1 275
Deferred tax liabilities		11 565	11 400
Income tax payables		186	206
Derivatives	19	391	293
Trade and other payables		1 028	869
Provisions		384	425
Total non-current liabilities		83 724	86 596

Current liabilities
Bank overdrafts	15	29	14
Interest-bearing loans and borrowings	17	3 381	885
Income tax payables		1 235	1 825
Derivatives	19	4 021	6 104
Trade and other payables		24 605	25 455
Provisions		205	192
Total current liabilities		33 476	34 475

Total equity and liabilities		218 385	218 808
The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statement of changes in equity (unaudited)

		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As of 1 January 2025		1 736	17 620	(3 886)	55 391	(39 201)	46 577	78 237	10 463	88 700
Profit of the period		-	-	-	-	-	3 824	3 824	744	4 568
Other comprehensive income/(loss)	16	-	-	-	-	2 439	-	2 439	181	2 620
Total comprehensive income/(loss)		-	-	-	-	2 439	3 824	6 263	925	7 187
Dividends		-	-	-	-	-	(2 145)	(2 145)	(654)	(2 799)
Treasury shares		-	-	(1 138)	-	-	(579)	(1 717)	-	(1 717)
Share-based payments	18	-	-	-	69	-	-	69	8	78
Hyperinflation monetary adjustments		-	-	-	-	-	155	155	96	251
Scope and other changes		-	-	-	-	-	(190)	(190)	(95)	(285)
As of 30 June 2025		1 736	17 620	(5 024)	55 460	(36 762)	47 641	80 671	10 743	91 414
XXX
		Attributable to equity holders of AB InBev
		Issued	Share	Treasury		Other comprehensive income	Retained		Non- controlling	Total
Million US dollar	Notes	Capital	premium	shares	Reserves	reserves	earnings	Total	interest	Equity
As of 1 January 2026		1 736	17 620	(5 083)	55 526	(32 641)	50 128	87 287	10 449	97 736
Profit of the period		-	-	-	-	-	6 314	6 314	747	7 061
Other comprehensive income/(loss)	16	-	-	-	-	2 918	-	2 918	(59)	2 859
Total comprehensive income/(loss)		-	-	-	-	2 918	6 314	9 232	688	9 920
Dividends		-	-	-	-	-	(2 206)	(2 206)	(393)	(2 599)
Treasury shares		-	-	1 567	-	-	(1 439)	128	-	128
Share-based payments	18	-	-	-	170	-	-	170	7	177
Hyperinflation monetary adjustments		-	-	-	-	-	166	166	103	269
Sale/(purchase) of non-controlling interests		-	-	-	-	-	116	116	(2 993)	(2 877)
Scope and other changes		-	-	-	-	-	(1 393)	(1 393)	(176)	(1 568)
As of 30 June 2026		1 736	17 620	(3 516)	55 697	(29 722)	51 686	93 500	7 685	101 185
The accompanying notes are an integral part of these consolidated financial statements.

Condensed consolidated statement of cash flows (unaudited)

For the six-month period ended 30 June
Million US dollar	Notes	2026	2025

OPERATING ACTIVITIES
Profit of the period		7 061	4 568
Depreciation, amortization and impairment		2 757	2 581
Net finance (income)/expense	8	74	1 678
Equity-settled share-based payment expense	18	270	309
Income tax expense	9	1 704	1 404
Share of results of associates	13	(148)	(144)
Other non-cash items		(199)	(93)
Cash flow from operating activities before changes in working capital and use of provisions		11 520	10 304
Decrease/(increase) in trade and other receivables		(1 077)	(1 130)
Decrease/(increase) in inventories		(370)	(242)
Increase/(decrease) in trade and other payables		(909)	(2 284)
Pension contributions and use of provisions		(158)	(278)
Cash generated from operations		9 007	6 370
Interest paid		(1 910)	(1 916)
Interest received		243	241
Dividends received		101	135
Income tax paid		(2 200)	(2 126)
Cash flow from/(used in) operating activities		5 241	2 704

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10 / 12	(1 406)	(1 404)
Proceeds from sale of property, plant and equipment and of intangible assets		46	55
Sale/(acquisition) and others related to subsidiaries, net of cash		(757)	(4)
Proceeds from sale/(acquisition) of other assets		310	47
Cash flow from/(used in) investing activities		(1 807)	(1 306)

FINANCING ACTIVITIES
Proceeds from borrowings	17	555	4 067
Repayments of borrowings	17	(309)	(3 998)
Dividends paid		(2 596)	(3 147)
Share buyback		(1 301)	(1 901)
Payment of lease liabilities		(364)	(354)
Derivative financial instruments		(319)	114
Sale/(acquisition) of non-controlling interests		(3 389)	(314)
Other financing cash flows		219	(303)
Cash flow from/(used in) financing activities		(7 505)	(5 837)

Net increase/(decrease) in cash and cash equivalents		(4 071)	(4 438)
Cash and cash equivalents less bank overdrafts at beginning of year		11 623	11 174
Effect of exchange rate fluctuations		76	410
Cash and cash equivalents less bank overdrafts at end of period	15	7 629	7 146
The accompanying notes are an integral part of these consolidated financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Exceptional items	7

Finance expense and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible Assets	12

Investments in associates	13

Trade and other receivables	14

Cash and cash equivalents and investment securities	15

Changes in equity and earnings per share	16

Interest-bearing loans and borrowings	17

Share-based payments	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Events after the reporting date	23

1.	Corporate information
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Beer is the drink for moderation, and for over a century, we have championed responsible drinking. We are committed to providing our consumers with Balanced Choices to enjoy on any occasion. We also invest in marketing that aims to reinforce positive behaviors, and we work with communities, customers, and partners to promote responsible consumption through evidence-based initiatives.
Our diverse portfolio of well over 400 beer brands includes global brands Budweiser
®
, Corona
®
, Stella Artois
®
and Michelob Ultra
®
; multi-country
brands
Beck’s
®
, Hoegaarden
®
and Leffe
®
; and local champions such as Aguila
®
, Antarctica
®
, Bud Light
®
, Brahma
®
, Cass
®
, Castle
®
, Castle Lite
®
, Cristal
®
, Harbin
®
, Jupiler
®
, Modelo Especial
®
, Quilmes
®
, Victoria
®
, Sedrin
®
and Skol
®
. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately
137 000
employees based in more than 40 countries worldwide. For 2025, AB InBev’s reported revenue was 59.3 billion US dollar (excluding joint ventures and associates).
The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2026 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month period ended 30 June 2026 and 2025 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.
The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 29 July 2026.

2.	Statement of compliance
The unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards IAS 34
Interi
m
Financial Reporting
as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2025. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2026 and did not apply any European carve-outs from IFRS Accounting Standards.

3.	Summary of significant accounting policies
The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2025.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES
A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2026 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES
The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2026	31 December 2025	30 June 2026	30 June 2025

Argentine peso	1 482.53	1 459.80	-	-
Brazilian real	5.18	5.50	5.19	5.83
Canadian dollar	1.42	1.37	1.37	1.41
Chinese yuan	6.79	7.00	6.88	7.26
Colombian peso	3 441.78	3 749.18	3 682.52	4 201.57
Euro	0.88	0.85	0.85	0.92
Mexican peso	17.47	17.97	17.53	20.03
Peruvian sol	3.42	3.37	3.42	3.69
Pound sterling	0.76	0.74	0.74	0.77
South African rand	16.37	16.55	16.41	18.46
South Korean won	1 550.63	1 444.93	1 475.55	1 439.97
The company applies hyperinflation accounting for its Argentine subsidiaries. The 2026 results, restated for purchasing power, were translated at the June 2026 closing rate of
1 482.53
Argentine pesos per US dollar (2025 results were translated at the June 2025 closing rate of
1 193.35
Argentine pesos per US dollar).

(C)	RECENTLY ISSUED IFRS
IFRS 18 – Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18
Presentation and Disclosure in Financial Statements
, which replaces IAS 1
Presentation of Financial Statements
and introduces new requirements aimed at improving comparability of financial performance reporting and enhancing the transparency of the information provided to users. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with earlier application permitted. The standard is to be applied retrospectively.
IFRS 18 impacts the presentation of the statement of profit or loss and the statement of cash flows with new subtotals, while not affecting the company’s total profit or the total net change in cash and cash equivalents. It introduces new requirements to:

•	present specified categories, with the introduction of new operating, investing and financing categories, and defined subtotals in the statement of profit or loss;

•	provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and

•	strengthen the principles of aggregation and disaggregation across primary statements and notes.
The company anticipates that the adoption of the standard will primarily affect the presentation of the statement of profit or loss and the statement of cash flows, the disclosure of management performance measures, and the related note structure.
The company does not intend to early adopt IFRS 18 and is currently reviewing the impact on its consolidated financial statements. The company assessed that the main presentation change will be the reclassification of foreign exchange gains and losses and gains and losses on certain hedging instruments from finance income and expense per IAS 1 to operating profit per IFRS 18, when the underlying exposure being remeasured or hedged, relates to operating activities.

4.	Use of estimates and judgments
Significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2025 considering the following change. Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which the company indirectly holds a 50% equity interest through its subsidiary Ambev, is accounted for as an associate using the equity method of accounting.

5.	Segment reporting
Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses profit from operations as a measure of the company’s segment performance which forms part of the basis for many of the company’s segment performance indicators to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.
All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month periods ended 30 June 2026 and 2025, except for segment assets (non-current) with comparatives as of 31 December 2025.

.	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025

Volume	42	42	76	74	75	75	45	45	42	43	-	-	280	280
Revenue	7 424	7 208	9 595	8 124	6 402	5 507	4 951	4 454	3 122	3 108	433	231	31 927	28 632
Profit from operations	2 285	2 106	4 076	3 360	1 555	1 224	972	906	691	739	(887)	(830)	8 691	7 506
Net finance income/(expense)													(74)	(1 678)
Share of results of associates													148	135
Exceptional share of results of associates													-	9
Income tax expense													(1 704)	(1 404)
Profit													7 061	4 568

Segment assets (non-current)	61 660	61 445	75 510	73 560	14 223	13 764	30 676	30 845	10 659	10 964	3 415	3 461	196 143	194 039
Gross capex	217	181	278	336	204	282	321	296	96	108	290	200	1 406	1 404
For the six-month period ended 30 June 2026, net revenue from the beer business (primarily beer, no-alcohol beer, other malt-based alcohol beverages and spirits-based beverages) amounted to
29 225
m US dollar (2025
1
: 26 150m US dollar) while the net revenue from the non-beer business (including primarily carbonated soft drinks and energy drinks) accounted for
2 702
m US dollar (2025
1
:
2 482
m US dollar).

1	Amended to conform to the 2026 presentation.

6.	Acquisitions and disposals of subsidiaries
On 27 February 2026, AB InBev acquired 85% of BeatBox Beverages (“BeatBox”), a ready-to-drink alcohol beverage business in the United States from Future Proof Brands LLC, for a total purchase price of 493m US dollar.
The table below summarizes the provisional impact of this acquisition on the statement of financial position and cash flows of AB InBev as of 30 June 2026:

Million US dollar	BeatBox

Non-current assets	186
Current assets	95
Current liabilities	(44)
Non-controlling interest	(86)
Assets and liabilities net of non-controlling interest	151

Goodwill on acquisition	342
Total consideration	493

Consideration to be paid	(83)
Cash acquired	(19)

Net cash outflow	390
As part of the shareholders agreement between AB InBev and Future Proof Brands LLC, a forward-purchase contract was put in place which may result in AB InBev acquiring the remaining 15% shares in BeatBox. The call option is exercisable by AB InBev from 2030 through 2032. If the call option is not exercised, the put option becomes exercisable for a subsequent six-month period. As of 30 June 2026, the put option on the remaining shares held by Future Proof Brands LLC was valued at 202m US dollar (refer to Note 19
Risks arising from financial instruments
).
The company undertook a series of other acquisitions and disposals and/or settled payments related to prior year acquisitions during the six-month periods ended 30 June 2026 and 2025 with no significant impact in the consolidated financial statements.

7.	Exceptional items
IAS 1
Presentation of financial statements
requires that material items of income and expense be disclosed separately. Exceptional items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5
Segment Reporting
.
The exceptional items included in the statement of profit or loss were as follows:

For the six-month period ended 30 June
Million US dollar	2026	2025

Restructuring	(33)	(47)
Business and asset disposal (incl. impairment losses)	61	(47)
Acquisition-related costs (business combinations)	(14)	-
Net impact on profit from operations	14	(94)

Exceptional net finance income/(expense)	2 033	368
Exceptional share of results of associates	-	9
Exceptional taxes	(18)	17
Exceptional non-controlling interest	5	5
Net impact on profit	2 034	305
Restructuring charges
for the six-month period ended 30 June 2026 amounted to (33)m US dollar (30 June 2025: (47)m US dollar). These charg
e
s primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.
Business and asset disposals (including impairment losses)
amounted to 61m US dollar net gain for the six-month period ended 30 June 2026, mainly related to the gain on the sale of the Newark brewery in the United States and impairment of non-core assets (30 June 2025: (47)m US dollar).
Acquisition-related costs (business combinations)
amounted to (14)m US dollar related to legal and advisory fees in relation to the acquisition of BeatBox.
See Note 6
Acquisitions and disposals of subsidiaries.
Exceptional net finance income
amounted to
2 033
m US dollar for the six-month period ended 30 June 2026 (30 June 2025: net finance income of 368m US dollar). See Note 8
Finance expense and income
.
Exceptional share of results of associates
amounted to 9m US dollar related to the company’s associate Anadolu Efes for the six-month
period ended 30 June 2025. See Note 13
Investments in associates
.
All the amounts referenced above are before income taxes.
Exceptional taxes
amounted to (18)m US dollar (increase of income taxes) for the six-month period ended 30 June 2026 (30 June 2025 : decrease of income taxes by 17m US dollar). See Note 9
Income taxes
.
Non-controlling interest
on the exceptional items amounted to 5m US dollar for the six-month period ended 30 June 2026 (30 June 2025: 5m US dollar).

8.	Finance expense and income
The finance expense and income included in the statement of profit or lo ss
are
a
s follo
w
s:

For the six-month period ended 30 June
Million US dollar	2026	2025

Interest expense	(1 541)	(1 588)
Interest income	284	240
Interest income on Brazilian tax credits	61	63
Net interest income/(expense)	(1 196)	(1 284)
Accretion expense	(376)	(315)
Interest on pensions	(37)	(37)
Accretion expense and interest on pensions	(413)	(351)
Net foreign exchange gains/(losses)	(128)	(161)
Net gains/(losses) on hedging instruments	(240)	(138)
Bank fees, taxes and other financial expense	(139)	(140)
Other financial income	9	29
Other financial results	(498)	(410)

Net finance income/(expense) excluding exceptional items	(2 107)	(2 046)

Exceptional finance income/(expense)	2 033	368

Net finance income/(expense)	(74)	(1 678)
In the six-month period ended 30 June 2026, accretion expense included the unwind of discount on payables of 231m US dollar (30 June 2025: 195m US dollar), interest on lease liabilities of 79m US dollar (30 June 2025: 69m US dollar), bond fees and interest on provisions of 48m US dollar (30 June 2025: 37m US dollar), and deferred consideration on acquisitions of 18m US dollar (30 June 2025: 14m US dollar).
Net losses on hedging instruments amounted to 240m US dollar in the six-month period ended 30 June 2026 (30 June 2025: 138m US dollar losses) and were largely related to foreign-currency hedges associated with commodity purchases, deemed operating in nature.
Net foreign exchange losses reached 128m US dollar in the six-month period ended 30 June 2026 (30 June 2025: 161m US dollar)

of which approximately half was related to foreign exchange exposures that are deemed operating in nature.
Exceptional finance income/(expense) included:

•
2 033
m US dollar gain resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2025: 339m US dollar gain); and

•	29m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries in the six-month period ended 30 June 2025.
Interest expense is presented net of the effects of interest rate derivatives used to hedge AB InBev’s interest rate risk (see Note 19
Risks arising from financial instruments
). No interest income was recognized on impaired financial assets.

9.	Income taxes
Income taxes recognized in the statement of profit or loss can be detailed as follows:

For the six-month period ended 30 June
Million US dollar	2026	2025

Current tax expense	(1 743)	(1 576)
Deferred tax (expense)/income	38	172
Total income tax expense in the statement of profit or loss	(1 704)	(1 404)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2026	2025 1

Profit/(loss) before tax	8 765	5 972
Deduct share of results of associates	148	135
Deduct exceptional share of results of associates	-	9
Profit before tax and before share of results of associates	8 617	5 828

Adjustments to the tax basis
Government incentives	(57)	(60)
Non-deductible/(non-taxable) mark-to-market on derivatives	(2 033)	(339)
Other expenses not deductible for tax purposes	705	534
Other non-taxable income	(148)	(348)

Adjusted tax basis	7 084	5 616

Aggregate weighted nominal tax rate	26.4%	26.2%

Tax at aggregated nominal tax rate	(1 871)	(1 471)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(2)	(56)
(Underprovided)/overprovided in prior years	16	20
Deductions from interest on equity	148	102
Deductions from goodwill and other tax deductions	331	260
Withholding taxes	(283)	(253)
Other tax adjustments	(43)	(7)

Total tax expense	(1 704)	(1 404)

Effective tax rate	19.8%	24.1%
The total income tax expense for the six-month period ended 30 June 2026 was (1 704) m US dollar compared to (1 404)m US dollar for the six-month period ended 30 June 2025. The effective tax rate was 19.8% for the six-month period ended 30 June 2026 compared to 24.1% for the six-month period ended 30 June 2025.
The 2026 and 2025 effective tax rates were positively impacted by non-taxable gains from derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combinations with Grupo Modelo and SAB – see Note
7 Exceptional items
.
Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by other jurisdictions where the company operates. The company assessed the impact for the six-month period ended 30 June 2026 and 30 June 2025 and concluded the impact to be not material.
The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

1

Amended to conform to the 2026 presentation.

10.	Property, plant and equipment
Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2026	31 December 2025

Property, plant and equipment owned	20 867	21 368
Property, plant and equipment leased (right-of-use assets)	2 131	2 297
Total property, plant and equipment	22 998	23 664

	30 June 2026					31 December 2025
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction		Total	Total

Acquisition cost
Balance at end of previous year	13 229	42 747	1 011		56 987	51 547
Effect of movements in foreign exchange	182	463	23		669	3 669
Acquisitions	18	367	600		985	2 744
Disposals through sale and derecognition	(3)	(634)	(1)		(638)	(2 644)
Disposals through the sale of subsidiaries	-	-		-	-	(27)
Transfer (to)/from other asset categories and other movements¹	41	962	(946)		57	1 698
Balance at end of the period	13 467	43 906	688		58 060	56 987

Depreciation and impairment losses
Balance at end of previous year	(5 743)	(29 876)		-	(35 619)	(30 252)
Effect of movements in foreign exchange	(52)	(230)		-	(282)	(2 082)
Depreciation	(196)	(1 464)		-	(1 660)	(3 329)
Disposals through sale and derecognition	2	617		-	619	2 572
Disposals through the sale of subsidiaries	-	-		-	-	18
Impairment losses	-	(108)		-	(108)	(456)
Transfer to/(from) other asset categories and other movements 1	40	(183)		-	(143)	(2 090)
Balance at end of the period	(5 949)	(31 244)		-	(37 193)	(35 619)

Carrying amount
at 31 December 2025	7 486	12 871	1 011		21 368	21 368
at 30 June 2026	7 518	12 661	688		20 867
As of 30 June 2026 and 31 December 2025 there were no significant restrictions on title on property, plant and equipment.
Contractual commitments to purchase property, plant and equipment amounted to 419m US dollar as of 30 June 2026 compared to 171m US dollar as of 31 December 2025.
AB InBev’s net capital expenditures in the statement of cash flows amounted to 1 360m US dollar in the first six months of 2026 compared to 1 350m US dollar in the first six months in 2025. Out of the total 2026 capital expenditures approximately
25
%
was used to improve the company’s production facilities while
60
%
was used for logistics and commercial investments and
15
%
for the purchase of hardware and software and improving administrative capabilities.

1
The transfer (to)/from other asset categories and other movements relates to transfers from assets under construction to their respective as
set categories, to con
tribu
tions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations
, to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
and to other movements.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follow
s:

	30 June 2026
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 30 June	1 427	706	2 131
Depreciation for the six month period ended 30 June	(218)	(159)	(377)

	31 December 2025
Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 505	795	2 297
Depreciation for the year ended 31 December	(425)	(318)	(742)
Additions to right-of-use assets in the six-month period ended 30 June 2026 were 200m US dollar (30 June 2025: 169m US dollar).
Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.
The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.
The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11.	Goodwi ll

Million US dollar	30 June 2026	31 December 2025

Acquisition cost
Balance at end of previous year	120 276	112 637
Effect of movements in foreign exchange	1 608	7 634
Acquisitions through business combinations	342	-
Transfers (to)/from other assets categories and other movements¹	(61)	(164)
Hyperinflation monetary adjustments	125	169
Balance at end of the period	122 289	120 276

Impairment losses
Balance at end of previous year	(2 368)	(2 158)
Effect of movements in foreign exchange	(36)	(209)
Transfers (to)/from other assets categories and other movements¹	61	-
Balance at end of the period	(2 343)	(2 368)

Carrying amount
Balance at end of the period	119 946	117 908
AB InBev completes a goodwill impairment testing annually, or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories relates mainly to the separate presentation in the statement of financial position of goodwill held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations
.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2026	31 December 2025
United States	33 672	33 330
Rest of North America	1 884	1 959
Mexico	14 212	13 819
Colombia	17 731	16 277
Rest of Middle Americas	24 255	24 465
Brazil	3 532	3 323
Rest of South America	1 351	1 323
Europe	2 780	2 859
South Africa	9 901	9 796
Rest of Africa	4 608	4 626
China	3 171	3 073
Rest of Asia Pacific	2 849	3 057
Total carrying amount of goodwill	119 946	117 908

12.	Intangible assets

	30 June 2026					31 December 2025
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	38 569	2 595	6 179	104	47 447	44 852
Effect of movements in foreign exchange	295	20	39	8	362	2 242
Acquisitions through business combinations	185	-	-	-	185	13
Acquisitions and expenditures	29	-	241	-	270	1 217
Disposals through sale and derecognition	(57)	(19)	(58)	(4)	(137)	(794)
Transfer (to)/from other asset categories and other movements¹	61	18	66	12	156	(83)
Balance at end of period	39 082	2 614	6 467	121	48 284	47 447

Amortization and impairment losses
Balance at end of previous year	(91)	(1 332)	(3 960)	(79)	(5 462)	(4 818)
Effect of movements in foreign exchange	-	(20)	(25)	(4)	(49)	(432)
Amortization	-	(117)	(385)	(11)	(513)	(974)
Impairment	(57)	(1)	-	-	(58)	(15)
Disposals through sale and derecognition	57	19	58	2	135	779
Transfer to/(from) other asset categories and other movements¹	-	(17)	(44)	(1)	(62)	(3)
Balance at end of period	(91)	(1 469)	(4 357)	(93)	(6 009)	(5 462)

Carrying value
at 31 December 2025	38 478	1 263	2 219	26	41 985	41 985
at 30 June 2026	38 991	1 145	2 110	28	42 274
AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.
Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.
Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBe
v purch
ased for its own products and are tested for impairment once a year or whenever a triggering event has occurred.

1
The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5
Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29
Financial reporting in hyperinflationary economies
.

13.	Investments in associates
A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2026		2025
Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Balance as of 1 January	3 563	60	3 125	214
Effect of movements in foreign exchange	(110)	(16)	347	(99)
Dividends received	(15)	(10)	(72)	(5)
Share of results of associates	77	(3)	59	(1)
Exceptional share of results of associates	-	-	-	9
Balance as of 30 June	3 516	31	3 459	118
In the six-month period ended 30 June 2025, the exceptional share of results of associates included 9m US dollar impact from our associate Anadolu Efes following the deconsolidation of its Russia business – see Note 7
Exceptional items
.
Effective 1 January 2026, Cervecería Bucanero S.A., a Cuban company in which the company indirectly holds a 50% equity interest through its subsidiary Ambev, is accounted for as an associate using the equity method of accounting.
In the six-month period ended 30 June 2026, associates that are not individually material contributed 74m US dollar to the share of results of associates (30 June 2025: 77m US dollar).

14.	Trade and other receivables

Million US dollar	30 June 2026	31 December 2025

Cash deposits for guarantees	155	144
Loans to customers	5	6
Tax receivable, other than income tax	97	100
Brazilian tax credits and interest receivables	1 422	1 299
Trade and other receivables	346	323
Non-current trade and other receivables	2 026	1 871

Trade receivables and accrued income	5 136	4 261
Interest receivables	93	67
Tax receivable, other than income tax	646	660
Loans to customers	63	52
Prepaid expenses	770	568
Other receivables	695	553
Current trade and other receivables	7 404	6 161
Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2026, the total amount of such credits and interest receivables represented 1 422m US dollar (31 December 2025: 1 299m
US dollar).

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The agei ng
of
the current trade receivables and accrued income, interest receivable, other receivables and current and non-current
loans to customers can be detailed as follows for 30 June 2026 and 31 December 2025 respectively :

	Net carrying amount as of 30 June 2026	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	5 136	4 798	203	123	13	-
Loans to customers	68	68	-	-	-	-
Interest receivables	93	93	-	-	-	-
Other receivables	694	669	10	7	9	-
	5 992	5 628	212	130	22	-

	Net carrying amount as of 31 December 2025	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 261	3 990	202	42	25	3
Loans to customers	58	58	-	-	-	-
Interest receivables	66	64	-	2	-	-
Other receivables	553	532	10	6	6	-
	4 939	4 644	212	50	30	3
The above analysis of the age of financial assets that are past due as of the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month period ended 30 June 2026 amount to 25m US dollar (30 June 2025: 28m US dollar).
AB InBev’s exposure to credit and interest rate risks is disclosed in Note 19
Risks arising from financial instruments
.

15.	Cash and cash equivalents and investment securities
Cash and cash equivalents

Million US dollar	30 June 2026	31 December 2025

Short-term bank deposits	3 030	6 248
Cash and bank accounts	4 628	5 390
Cash and cash equivalents	7 658	11 638
Bank overdrafts	(29)	(14)
Cash and cash equivalents in the statement of cash flows	7 629	11 623
The cash outstanding as of 30 June 2026 includes restricted cash for an amount of 105 US dollar (31 December 2025: 106m US dollar). This restricte
d
cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (77m
US dollar).

Investment securities

Million US dollar	30 June 2026	31 December 2025

Investment in equity securities	145	134
Investment in debt securities	20	27
Non-current investments	166	161

Investment in debt securities	353	306
Current investments	353	306
As of 30 June 2026, current debt securities of 353m US dollar mainly represented investments in government bonds (31 December 2025: 306m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16.	Changes in equity and earnings per share
STATEMENT OF CAPITAL
The tables below summarize the changes in issued capital and treasury shares during the six-month period ended 30 June 2026:

Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
At the end of the current period	2 019	1 736

Of which:
Ordinary shares	1 797
Restricted shares	222

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar
At the end of the previous year	68.5	(5 083)	(6 316)
Changes during the period	(20.8)	1 567	(1 439)
At the end of the current period	47.7	(3 516)	(7 755)
As of 30 June 2026, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 47 676 768 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 037 958 restricted shares. As of 30 June 2026, the total of authorized, unissued capital amounts to 37m euro.
The treasury shares held by the company are reported in equity in Treasury shares.
The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.
The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. As of 30 June 2026, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.
The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the
Corporate Governance
section of AB InBev’s annual report.
CHANGES IN OWNERSHIP INTERESTS
In accordance with IFRS 10
Consolidated Financial Statements
, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

On 30 January 2026 the company reacquired 49.9% minority stake in the company’s US-based metal container plants from a consortium
of institutional investors led and/or advised by affiliates of Apollo Global Management Inc. (collectively “Apollo”) for 2.9 billion US dollar.
In the six-month period ended 30 June 2026, Ambev performed a share buyback for an amount of 511m US dollar. The purchases did not impact
A
B InBev’s profit.
TREASURY SHARES
On 29 October 2025, the Board of Directors approved a share buyback program for an amount of 6 billion US dollar. As of 30 June 2026, AB
InBev
bought back 23 999 230 shares for a total amount of 1 701m US dollar corresponding to 1.19% of the total shares outstanding.
As of 30 June 2026, the group owned 47 676 768 own shares of which 47 038 407 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 30 June 2026 represented 35 687 517 US dollar (29 082 828 euro) of the subscribed capital.
BORROWED SHARES
In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, the company had stock lending arrangements in place for 26.7 million shares by 31 December 2025.
As of 30 June 2026, the company has fully settled all stock lending arrangements, with all previously borrowed shares returned. Dividend equivalents, net of applicable taxes, attributable to the borrowed shares were recognized in equity as dividend.
DIVIDENDS
On 29 October 2025, an interim dividend of 0.15 euro per share or approximately 296m euro was approved by the Board of Directors. This interim dividend was paid out as of 20 November 2025.
On 29 April 2026
, in addition to the interim dividend, a final dividend of 1.00 euro per share or 1 972m euro was approved at the shareholders’ meeting, reflecting a total dividend payment for the 2025 fiscal year of 1.15 euro per share or 2 268m euro. The final dividend was paid out as of
11 May 2026
.
On 30 April 2025, a dividend of 1.00 euro per share or 1 986m euro was approved at the shareholders’ meeting. The dividend was paid out as of 8 May 2025.
TRANSLATION RESERVES
The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.
HEDGING RESERVES
The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.
TRANSFERS FROM SUBSIDIARIES
The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 30 June 2026, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.
Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES
The changes in the other comprehensive income reserves are as follows:

			Post-
	Translation	Hedging	employment	Total OCI
Million US dollar	Reserves	reserves	benefits	Reserves

As of 1 January 2026	(32 076)	390	(954)	(32 641)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 857	-	-	2 857
Cash flow hedges	-	61	-	61
Other comprehensive income/(loss)	2 857	61	-	2 918
As of 30 June 2026	(29 219)	451	(954)	(29 722)
The translation reserves were mainly impacted the effect of the appreciation of the closing rates of the Colombian peso, Mexican peso and Brazilian real and the depreciation of the closing rate of the Euro, which resulted in a net foreign exchange translation adjustment of 2 857m US dollar as of 30 June 2026 (increase of equity).

			Post-
	Translation	Hedging	employment	Total OCI
Million US dollar	Reserves	reserves	benefits	Reserves

As of 1 January 2025	(38 670)	490	(1 020)	(39 201)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 694	-	-	2 694
Cash flow hedges	-	(255)	-	(255)
Other comprehensive income/(loss)	2 694	(255)	-	2 439
As of 30 June 2025	(35 976)	235	(1 020)	(36 762)
EARNINGS PER SHARE
The calculation of basic earnings per share (“Basic EPS”) for the six-month period ended 30 June 2026 is based
on the profit attributable to
equity
holders
of AB InBev of 6 314m US dollar (30 June 2025: 3 824m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including stock lending) per end of the period, calculated as follows:

Million shares	2026	2025

Issued ordinary and restricted shares as of 1 January, net of treasury shares	1 951	1 975
Effect of stock lending	20	27
Effect of delivery of treasury shares and share buyback programs	5	(13)
Weighted average number of ordinary and restricted shares as of 30 June	1 976	1 989
The calculation of diluted earnings per share (“Diluted EPS”) for the six-month period ended 30 June 2026 is based on the profit attributable to equity holders of AB InBev of 6 314m US dollar (30 June 2025: 3 824m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including stock lending) at the end of the period, calculated as follows:

Million shares	2026	2025

Weighted average number of ordinary and restricted shares as of 30 June	1 976	1 989
Effect of share options, PSUs and restricted stock units	33	37
Weighted average number of ordinary and restricted shares (diluted) as of 30 June	2 009	2 026

The calculation of Underlying earnings per share (“Underlying EPS”) is based on the profit before exceptional items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before exceptional items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the six-month period ended 30 June
Million US dollar	2026	2025

Profit attributable to equity holders of AB InBev	6 314	3 824
Net impact of exceptional items on profit (refer to Note 7)	(2 034)	(305)
Profit, attributable to equity holders of AB InBev, before exceptional items	4 280	3 519
Hyperinflation impacts	35	37
Underlying profit	4 314	3 556
The table below sets out the EPS calculation:

For the six-month period ended 30 June
Million US dollar	2026	2025

Profit attributable to equity holders of AB InBev	6 314	3 824
Weighted average number of ordinary and restricted shares	1 976	1 989
Basic EPS	3.20	1.92

Profit attributable to equity holders of AB InBev	6 314	3 824
Weighted average number of ordinary and restricted shares (diluted)	2 009	2 026
Diluted EPS	3.14	1.89

Underlying profit	4 314	3 556
Weighted average number of ordinary and restricted shares	1 976	1 989
Underlying EPS	2.18	1.79
The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 17m share options were anti-dilutive and not included in the calculation of the dilutive effect
per 30 June 2026 (30 June 2025: 25m share
options).

17.	Interest-bearing loans and borrowings

Million US dollar	30 June 2026	31 December 2025

Unsecured bond issues	67 081	70 199
Lease liabilities	1 606	1 776
Unsecured other loans	208	139
Secured bank loans	12	15
Non-current interest-bearing loans and borrowings	68 908	72 128

Unsecured bond issues	2 280	-
Lease liabilities	630	621
Commercial papers	200	-
Unsecured bank loans	222	178
Unsecured other loans	46	82
Secured bank loans	3	3
Current interest-bearing loans and borrowings	3 381	885

Interest-bearing loans and borrowings	72 288	73 013
As of 30 June 2026, current and non-current interest-bearing loans and borrowings totaled 72.3 billion US dollar, compared to 73.0 billion US dollar as of 31 December 2025.
As of 30 June 2026, the company had 0.2 billion US dollar outstanding balance on commercial papers (31 December 2025: nil). The programs authorize issuances of up to USD 5.0 billion and EUR 3.0 billion, respectively.
Net debt
Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

Million US dollar	30 June 2026	31 December 2025

Non-current interest-bearing loans and borrowings	68 908	72 128
Current interest-bearing loans and borrowings	3 381	885
Interest-bearing loans and borrowings	72 288	73 013

Bank overdrafts	29	14
Cash and cash equivalents	(7 658)	(11 638)
Interest-bearing loans granted and other deposits (included within Trade and other receivables)	(117)	(116)
Debt securities (included within Investment securities)	(373)	(333)
Net debt	64 170	60 941
AB InBev’s net debt increased to 64.2 billion US dollar as of 30 June 2026, from 60.9 billion US dollar as of 31 December 2025. In addition to operating results net of capital expenditures, the change in net debt primarily reflects the payment of interest and tax (3.8 billion US dollar), share buybacks by AB InBev and Ambev (1.8 billion US dollar),
the reacquisition
 of the 49.9% minority stake in our US-based metal container plants (2.9 billion US dollar), the acquisition of an 85% controlling stake in BeatBox (
0.5
billion US dollar), dividend payments to shareholders of AB InBev, Ambev and minorities (
2.6
 billion US dollar), and a foreign exchange impact on net debt (0.9 billion US dollar decrease of net debt).

Reconciliation of liabilities arising from financing activities
The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance as of 1 January 2026	72 128	885
Proceeds from borrowings	80	475
Repayments of borrowings	(34)	(276)
Capitalization/(payment) of lease liabilities	136	(312)
Amortized cost	29	1
Unrealized foreign exchange effects	(763)	(67)
Current portion of long-term debt	(2 671)	2 671
(Gain)/Loss on bond redemption and other movements	1	3
Balance as of 30 June 2026	68 908	3 381

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance as of 1 January 2025	70 720	1 449
Proceeds from borrowings	3 502	565
Repayments of borrowings	(3 424)	(574)
Capitalization/(payment) of lease liabilities	182	(335)
Amortized cost	34	1
Unrealized foreign exchange effects	3 269	156
Current portion of long-term debt	(2 313)	2 313
(Gain)/Loss on bond redemption and other movements	8	4
Balance as of 30 June 2025	71 979	3 578

18.	Share-based payments
Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit (“RSU”) plan for directors (“RSU Plan for Directors”), and the various long-term incentive plans for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. Except for the ones mentioned below, there were no other grants in the six-month period ended 30 June 2026. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2025.
Share-based payment transactions resulted in a total expense of 270m US dollar for the six-month period ended 30 June 2026, as compared to 309m US dollar for the six-month period ended 30 June 2025.
AB INBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan for Executives
In the six-month period ended 30 June 2026, AB InBev issued 1.1m discounted and matching RSUs in relation to bonuses granted to company employees and management (30 June 2025: 2.1m discounted and matching RSUs). These discounted and matching RSUs represent a fair value of approximately 91m US dollar (30 June 2025: 128m US dollar).
RSU Plan for Directors
In the six-month period ended 30 June 2026, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (30 June 2025:
0.1
m with an estimated fair value of 4m US dollar).
Other Recurring LTI Restricted Stock Units Plans for Executives
In the six-month period ended 30 June 2026, AB InBev did
no
t issue RSUs under these plans (30 June 2025: 2.9m RSUs with an estimated fair value of 77m US dollar).
AMBEV SHARE-BASED COMPENSATION PROGRAMS
Share-Based Compensation Plan
In the six-month period ended 30 June 2026, Ambev issued 9.1m RSUs and PSUs in relation to bonuses and other rewards granted to members of management and other executives with an estimated fair value of 26m US dollar (30 June 2025: 15.1m RSUs and PSUs with an estimated fair value of 32m US dollar).
BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM
Share-Based Compensation Plan
In the six-month period ended 30 June 2026, Budweiser APAC issued 7.0m matching RSUs in relation to bonuses granted to company employees with
an estimated fair value of 7m US dollar (30 June 2025: 9.2m matching RSUs with an estimated fair value of 10m US dollar).

19.	Risks arising from financial instruments
A) FINANCIAL ASSETS AND LIABILITIES
The table below presents the company’s financial assets and liabilities as of the reporting dates indicate
d.

	30 June 2026				31 December 2025
		At fair				At fair
		value	At fair			value	At fair
	At	through	value		At	through	value
	amortized	profit or	through		amortized	profit or	through
Million US dollar	cost	loss	OCI	Total	cost	loss	OCI	Total

Cash and cash equivalents	7 658	-	-	7 658	11 638	-	-	11 638
Trade and other receivables	6 494	-	-	6 494	5 406	-	-	5 406
Investment securities	20	353	145	518	27	306	134	467
Foreign exchange derivatives	-	43	128	171	-	26	38	63
Commodities	-	-	397	397	-	-	439	439
Cross currency interest rate swaps	-	-	361	361	-	-	214	214
Interest rate swaps	-	12	-	12	-	11	-	11
Financial assets	14 173	408	1 032	15 613	17 070	343	825	18 239
Non-current	527	-	457	985	499	-	279	778
Current	13 646	408	575	14 628	16 571	343	546	17 460

Trade and other payables	20 918	556	-	21 474	21 348	241	-	21 589
Non-current interest-bearing loans and borrowings	67 730	1 178	-	68 908	70 938	1 191	-	72 128
Current interest-bearing loans and borrowings	3 381	-	-	3 381	885	-	-	885
Bank overdrafts	29	-	-	29	14	-	-	14
Equity swaps	-	3 206	-	3 206	-	5 481	-	5 481
Foreign exchange derivatives	-	185	501	686	-	127	435	563
Commodities	-	-	107	107	-	-	46	46
Cross currency interest rate swaps	-	-	300	300	-	-	205	205
Interest rate swaps	-	114	-	114	-	102	-	102
Financial liabilities	92 058	5 238	908	98 204	93 184	7 143	686	101 013
Non-current	68 432	1 474	302	70 207	71 678	1 320	183	73 182
Current	23 626	3 764	607	27 996	21 506	5 822	503	27 831

B)	INTEREST RATE RISK
The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is
denominated.

30 June 2026	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount

Floating rate
US dollar	3.9%	200	5.6%	637
Other	11.4%	458	11.5%	1 213
		659		1 850
Fixed rate
US dollar	5.3%	41 436	5.6%	32 343
Euro	2.7%	27 719	2.6%	28 390
Chinese yuan	3.9%	35	2.7%	2 765
Canadian dollar	4.4%	541	4.3%	2 642
South Korean won	5.1%	31	2.7%	1 931
Mexican peso	13.3%	228	9.6%	828
Pound sterling	2.5%	556	2.9%	35
Other	9.8%	1 115	9.7%	1 535
		71 659		70 468

31 December 2025	Before hedging		After hedging
Interest-bearing financial liabilities	Effective		Effective
Million US dollar	interest rate	Amount	interest rate	Amount

Floating rate
US dollar	-	-	4.9%	1 193
Other	11.0%	334	10.9%	333
		334		1 527
Fixed rate
US dollar	5.3%	41 499	5.6%	32 965
Euro	2.7%	28 593	2.6%	29 274
Chinese yuan	3.8%	38	2.7%	2 768
Canadian dollar	4.5%	566	4.3%	2 668
South Korean won	5.3%	39	2.7%	2 049
Mexican peso	13.2%	225	13.2%	225
Pound sterling	2.5%	567	2.7%	37
Other	9.6%	1 165	9.5%	1 515
		72 693		71 500
As of 30 June 2026, the total carrying amount of the floating and fixed rate interest-bearing fin ancia
l liabilities
before
hedging as presented above included bank overdrafts of 29m US dollar (31 December 2025: 14m). Of the company’s interest-bearing financial liabilities,
1 850
m US
dollar
or
2.6
% bore interest at a variable rate.

C)	EQUITY PRICE RISK
AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18
Share-based Payments.
AB InBev also hedges its exposure arising from shares issued in connection with the Grupo Modelo and SAB combinations (see also Note 8
Finance expense and income
). These derivatives do not qualify for hedge accounting and the changes in fair value are recognized in the statement of profit or loss.
As of 30 June 2026, an exposure for an equivalent of 90.5m of AB InBev shares was hedged (31 December 2025: 100.5m), resulting in a total gain of 2 033m US dollar recognized in the statement of profit or loss for the period in exceptional finance income, primarily driven by an increase in AB InBev share price from EUR 54.90 as of 31 December 2025 to EUR 72.66 as of 30 June 2026. As
 of 30 June 2026, liabilities for equ
ity
swap derivatives amounted to 3.2 billion US dollar (31 December 2025: 5.5 billion US dollar).

D)	CREDIT RISK
Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.
AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.
The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as of 30 June 2026 to be limited.
Exposure to credit risk
Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section
A) Financial assets and liabilities
.
The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, tax receivables other th an
income tax and prepaid expenses, was as follows:

	30 June 2026			31 December 2025
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Trade receivables	5 554	(418)	5 136	4 661	(399)	4 261
Other receivables	1 427	(69)	1 358	1 213	(68)	1 145
Trade and other receivables	6 981	(487)	6 494	5 874	(468)	5 406
There was no significant concentration of credit risks with any single counterparty as of 30 June 2026 and no single customer represented more than 10% of the total revenue of the group in 2026.
Impairment losses
The allowance for impairment recognized during the period on trade and other receivables was as follows:

	30 June 2026	31 December 2025
Balance at end of previous year	(468)	(438)
Impairment losses	(25)	(53)
Derecognition	10	64
Currency translation and other	(4)	(40)
Balance at end of period	(487)	(468)

E)	LIQUIDITY RISK
Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.
The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with relate
d
derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued
refinancing.

The table below presents the nominal contractual maturities of the company’s non-derivative financial liabilities including interest payments and derivative liabilities:

	30 June 2026
		Contractual	Less				More
	Carrying	cash	than				than
Million US dollar	amount	flows	1 year	1-2 years	2-3 years	3-5 years	5 years

Non-derivative financial liabilities
Unsecured bond issues	(69 361)	(113 113)	(5 218)	(9 052)	(6 022)	(10 562)	(82 259)
Trade and other payables	(25 633)	(26 007)	(24 662)	(145)	(195)	(248)	(757)
Lease liabilities	(2 236)	(2 504)	(714)	(572)	(385)	(407)	(425)
Secured bank loans	(16)	(19)	(5)	(5)	(5)	(5)	-
Unsecured bank loans	(222)	(222)	(222)	-	-	-	-
Unsecured other loans	(254)	(267)	(47)	(198)	(13)	-	(8)
Commercial papers	(200)	(200)	(200)	-	-	-	-
Bank overdrafts	(29)	(29)	(29)	-	-	-	-
	(97 951)	(142 362)	(31 098)	(9 972)	(6 620)	(11 223)	(83 450)

Derivative financial liabilities
Equity derivatives	(3 206)	(3 206)	(3 206)	-	-	-	-
Foreign exchange derivatives	(686)	(686)	(538)	(51)	(96)	-	-
Cross currency interest rate swaps	(300)	(300)	(70)	(47)	(89)	-	(94)
Interest rate swaps	(114)	(114)	(114)	-	-	-	-
Commodity derivatives	(107)	(107)	(107)	-	-	-	-
	(4 412)	(4 412)	(4 034)	(98)	(185)	-	(94)

Of which: related to cash flow hedges	(510)	(510)	(473)	(27)	(2)	-	(8)

	31 December 2025
		Contractual	Less				More
	Carrying	cash	than				than
Million US dollar	amount	flows	1 year	1-2 years	2-3 years	3-5 years	5 years

Non-derivative financial liabilities
Unsecured bond issues	(70 199)	(115 992)	(2 962)	(8 108)	(6 398)	(11 951)	(86 573)
Trade and other payables	(26 324)	(26 547)	(25 410)	(150)	(177)	(277)	(532)
Lease liabilities	(2 397)	(2 706)	(704)	(606)	(448)	(447)	(501)
Secured bank loans	(18)	(23)	(5)	(5)	(4)	(9)	-
Unsecured bank loans	(178)	(178)	(178)	-	-	-	-
Unsecured other loans	(221)	(239)	(84)	(132)	(12)	(2)	(10)
Bank overdrafts	(14)	(14)	(14)	-	-	-	-
	(99 351)	(145 700)	(29 358)	(9 001)	(7 039)	(12 686)	(87 617)

Derivative financial liabilities
Equity derivatives	(5 481)	(5 481)	(5 481)	-	-	-	-
Foreign exchange derivatives	(563)	(563)	(416)	(59)	-	(87)	-
Cross currency interest rate swaps	(205)	(205)	(60)	(51)	(32)	(18)	(44)
Interest rate swaps	(102)	(102)	(102)	-	-	-	-
Commodity derivatives	(46)	(46)	(46)	-	-	-	-
	(6 397)	(6 397)	(6 105)	(111)	(32)	(105)	(44)

Of which: related to cash flow hedges	(460)	(460)	(425)	(24)	-	(5)	(6)

F)	FAIR VAL UE
The table below summarizes
th
e carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of
financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	30 June 2026		31 December 2025
Million US dollar	Carrying amount	Fair value	Carrying amount	Fair value

Fixed rate
US dollar	(41 032)	(41 174)	(41 050)	(41 863)
Euro	(27 020)	(26 465)	(27 854)	(27 187)
Pound sterling	(510)	(455)	(519)	(467)
Canadian dollar	(490)	(453)	(509)	(465)
Other	(372)	(369)	(364)	(362)
	(69 424)	(68 916)	(70 296)	(70 343)
The table below presents the fair value hierarchy, which classifies financial instruments according to the extent to which their valuation relies on observable market inputs:

Fair value hierarchy as of 30 June 2026 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Derivatives at fair value through profit and loss	-	54	-
Derivatives in a cash flow hedge relationship	41	429	-
Derivatives in a net investment hedge relationship	-	417	-
	41	901	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	556
Derivatives at fair value through profit and loss	-	3 390	-
Derivatives in a cash flow hedge relationship	43	467	-
Derivatives in a fair value hedge relationship	-	114	-
Derivatives in a net investment hedge relationship	-	399	-
	43	4 369	556

Fair value hierarchy as of 31 December 2025 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Derivatives at fair value through profit and loss	-	36	-
Derivatives in a cash flow hedge relationship	31	454	-
Derivatives in a net investment hedge relationship	-	207	-
	31	696	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	241
Derivatives at fair value through profit and loss	-	5 609	-
Derivatives in a cash flow hedge relationship	64	396	-
Derivatives in a fair value hedge relationship	-	102	-
Derivatives in a net investment hedge relationship	-	227	-
	64	6 333	241
There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the initial measurement, settlement and remeasurement of deferred consideration from prior years acquisitions and the put options as described below.
Non-derivative financial liabilities
As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in
CND

increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As of 30 June 2026, the put option on the remaining shares held by ELJ was valued at 226m US dollar (31 December 2025: 210m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.
As part of the shareholders agreement between AB InBev and Future Proof Brands LLC entered into following the acquisition of an 85% controlling stake in BeatBox in February 2026, a forward-purchase contract was put in place which may result in AB InBev acquiring the remaining 15% shares in BeatBox. The call option is exercisable by AB InBev from 2030 through 2032. If the call option is not exercised, the put option becomes exercisable for a subsequent six-month period. As of 30 June 2026, the put option on the remaining shares held by Future Proof Brands LLC was valued at 202m
US
dollar and recognized as a non-current deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
In the six-month period ended 30 June 2026, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment increased from 171m US dollar as of 31 December 2025 to 419m US dollar as of 30 June 2026.
As of 30 June 2026, the company has fully settled its stock lending arrangements. For more detail, refer to Note 16
Changes in equity and earnings per share
.

21.	Contingencies
The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters.
The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.
The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees to the court in civil, labor and tax proceedings.
AMBEV TAX MATTERS
As of 30 June 2026 and 31 December 2025, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2026	31 December 2025

Income tax and social contribution	15 068	13 122
Value-added and excise taxes	5 714	5 236
Other taxes	764	691
	21 546	19 049
The most significant tax proceedings of Ambev are discussed below.
INCOME TAX AND SOCIAL CONTRIBUTION
Foreign Earnings
Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.
In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, resulting in the cancellation of tax assessments totaling approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of the time of cancellation. In March 2026, Ambev was notified of a partially favorable decision relating to calendar year 2014, which became final, resulting in the cancellation of a tax contingency totaling approximately 0.2 billion Brazilian real (0.04 billion US dollar).
In August 2024, Ambev received a partially favorable decision from the First-Level Administrative Court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.
In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.
In December 2025, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2020 and filed an appeal with the First-Level Administrative Court. The outcome of the appeal was partially favorable to Ambev, and Ambev intends to appeal the unfavorable portion to the Lower Administrative Court.
In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the assessed tax claim, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 7.1 billion Brazilian real (1.4 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill InBev Holding
In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.
In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the First-Level Administrative Court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining assessed tax claim, which was granted.
In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first level judicial court.
The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 7.9 billion Brazilian real (1.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.
Goodwill Beverage Associate Holding (BAH)
In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court.
The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 1.6 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill CND Holdings
In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the First-Level Administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev withdrew the Special Appeals and as a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining assessed tax claim, which were granted.
In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the First-Level Administrative Court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 1.1 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Goodwill MAG
In December 2022, CRBS S.A (“CRBS”) (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. CRBS filed a defense in January 2023. In November 2023, CRBS received a partially favorable decision from the First-Level Administrative Court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). CRBS appealed against the unfavorable portion of the decision to the Lower Administrative Court. In October 2025, the Lower Administrative Court rendered an unfavorable decision to CRBS by a tie-vote, confirming the disallowance of goodwill amortization but limiting the applicable penalty to 75%. This decision is not final and is subject to review by the Upper Administrative Court.
The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
CRBS has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.
Disallowance of tax paid abroad
Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.
For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment.
In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, which became final in March 2026, resulting in the cancellation of the entire tax assessment. In 2024, the Lower Administrative Court also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for the same calendar year. Ambev has filed an appeal with the judicial court.
In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax Authorities challenging the offsets of foreign tax credits for the 2019 calendar year for which it filed a defense. In September 2025, Ambev received an unfavorable decision and appealed to the Lower Administrative Court.
In 2026, Ambev received new tax assessments challenging the offset of foreign tax credits for the 2018, 2020 and 2023 calendar years and filed defenses with the First-Level Administrative Court.
The other cases are still awaiting final decisions at both administrative and judicial courts.
In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2020. For the tax assessments related to calendar years 2015, 2016, 2018 and 2019, Ambev received unfavorable decisions at the Lower Administrative Court. For the tax assessment relating to calendar year 2017, Ambev received a favorable decision at the Lower Administrative Court. None of these decisions are final and appeals have been filed with the Upper Administrative Court by Ambev and the tax authorities, respectively.

For the tax assessment charging isolated fines for calendar year 2020, Ambev received an unfavorable decision at the First-Level Administrative Court and intends to file an appeal before the Lower Administrative Court
.
The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 23.6 billion Brazilian real (4.6 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to 2025). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be consistent with the already assessed periods.
Presumed Profit
In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.
In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court. In February 2024, Arosuco received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. In September 2025, the Upper Administrative Court rendered an unfavorable decision to Arosuco, which upheld the tax authorities’ arguments and remanded the case to the Lower Administrative Court.
In April 2026, the Lower Administrative Court rendered a favorable decision to Arosuco, resulting in the cancellation of the tax assessment. This decision became final in July 2026.
The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.
Deductibility of IOC expenses
In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.
As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.
In all of the cases Ambev obtained partially favorable decisions at the First-Level Administrative Court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the First-Level Administrative Court in these cases is subject to mandatory review by the Lower Administrative Court as well.
With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained an unfavorable decision at the Lower Administrative Court on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, the favorable portion of the decision became final, and Ambev appealed the unfavorable portion to the Lower Administrative Court. The Lower Administrative Court did not accept the appeal, and in October 2025, Ambev filed appeals (i) to the Upper Administrative Court, with respect to the main merits of the assessment and (ii) to the judicial courts on a specific portion of the 2015 assessment. In December 2025, Ambev received an unfavorable decision from the first-level judicial court, which did not analyze the merits of the specific portion of the 2015 assessment as the court determined it would also involve the main merits, and filed an appeal. In April 2026, the Upper Administrative Court declined to accept the appeal on the main merits of the assessment, and Ambev filed a lawsuit to have the matter decided at the judicial level.

The updated assessed amount related to this uncertain tax position as of 30 June 2026, as per IFRIC 23, is approximately 32.8 billion Brazilian real (6.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.
The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.
In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.
Tax Fines on Brazilian Corporate Income Tax Ancillary Obligation
Since 2021, Ambev has been receiving tax assessments charging penalties related to the preparation of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. Ambev has three assessments on this matter for calendar years 2018, 2019 and 2020.
Regarding the 2018 calendar year, Ambev received a partially favorable decision from the First-Level Administrative Court and filed an appeal against the unfavorable portion with the Lower Administrative Court, which is pending judgment.
In November 2024, Ambev received a tax assessment for the 2019 calendar year and received an unfavorable decision from the First-Level Administrative Court. Ambev filed an appeal with the Lower-Administrative Court, which is pending judgment.
In December 2025, Ambev received a tax assessment for the 2020 calendar year and filed a defense with the First-Level Administrative Court, the outcome of which was partially favorable to Ambev. The decision is not final as the favorable portion of the decision is subject to mandatory review by the Lower Administrative Court and Ambev intends to appeal the unfavorable portion of the decision.
Ambev management estimates the possible loss related to these assessments to be approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES
Manaus Free Trade Zone – IPI / Social contributions
In Brazil, goods manufactured within the Manaus Free Trade Zone (“MFTZ”) intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”).
With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein and since 2009 have been receiving a number of tax assessments and denials of offset requests from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.
In April 2019, the Brazilian Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, recognizing the right of taxpayers to register IPI presumed credits on acquisitions of raw materials and exempted inputs originating from MFTZ. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases to remote loss. Other issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remained classified as possible loss. The cases are being challenged at both the administrative and judicial levels.
Ambev, through its subsidiary Arosuco, has also received tax assessments from the Brazilian Federal Tax Authorities in relation to PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.
In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco regarding the PIS/COFINS case, by a casting vote. After receiving notification of the judgment, Arosuco filed a lawsuit to have the dispute decided at the judicial level, which is pending decision.
Ambev management estimates the possible loss related to these proceedings to be approximately 7.5 billion Brazilian real (1.4 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

IPI Suspensi
on
In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The assessments comprise several cases at different stages, which are being challenged at both the administrative and judicial levels, with the majority of advanced cases currently pending review before the Superior Court, following unfavorable decisions to Ambev. Ambev management estimates the possible loss related to these assessments to be approximately 1.1 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS tax credits
In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the MFTZ. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the Lower Administrative Court, which was amended by the Upper Administrative Court in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the Lower Administrative Court. In two of these cases, Ambev received an unfavorable decision from the Lower Administrative Court, which are not final and have been appealed to the Upper Administrative Court.
Ambev management estimates the possible losses related to these assessments to be approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS-ST Trigger
Over the years, Ambev has been receiving tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.
In February 2025, the STF rendered its judgment on a separate constitutional case, Extraordinary Appeal No. 882,461 (“Theme 816”), which in part established a 20% limit for late fines. This limit established by Theme 816 applies to certain of Ambev’s cases relating to these tax assessments, resulting in a reclassification of the risk of loss from possible to remote in the approximate amount of 0.8 billion Brazilian real (0.2 billion US dollar).
In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to a maximum of 50% of the tax due, was enacted. This law is applicable to certain of Ambev’s cases relating to these tax assessments, and resulted in a reclassification of the risk of loss from possible to remote in the approximate amount of 1.0 billion Brazilian real (0.2 billion US dollar).
In November 2025, Ambev received new tax claims from the State of Maranhão in the amount of approximately 1.4 billion Brazilian real (0.3 billion US dollar).
Ambev management estimates the total possible loss related to this issue to be approximately 12.5 billion Brazilian real (2.4 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.
ICMS-PRODEPE
Over the years, Ambev has received some tax assessments in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE). In 2015, Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev appealed to the judicial level in March 2024 where it awaits judgement. There are other cases being challenged at both the administrative and judicial levels.
Ambev management estimates the total possible loss related to this issue to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS-FAIN
From 2015 to 2019, Ambev received tax assessments in relation to the ICMS tax incentive program of the State of Paraíba (FAIN). The assessments relate to a dispute over the transfer of the tax incentive from Companhia de Bebidas das Américas to its successor Ambev S.A. and different interpretations of the methodology used to calculate the incentive. Ambev is challenging these assessments at both the administrative and judicial levels.
Ambev management estimates the total possible loss related to this issue to be approximately 0.8 billion Brazilian real (0.2 billion US dollar) as of 30 June 2026. Ambev has not recorded any provisions for this matter based on the probability of loss.
AB INBEV’S TANZANIAN TAX MATTERS
Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board. On 8 June 2026, the Tax Revenue Appeals Board dismissed the case on procedural grounds. TBL has appealed this procedural ruling to the Tax Revenue Appeals Tribunal. There has been no ruling on the substantive merits of the case. No related provision has been made.
AB INBEV’S PERUVIAN TAX MATTERS
AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian sol (0.9 billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian sol (0.6 billion US dollar). Backus and San Juan have pre-paid a portion of the amounts assessed (0.5 billion Peruvian sol (0.1 billion US dollar)), pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming that the tax assessments violated international law. In June 2025, the arbitral tribunal issued a provisional measure pursuant to which Backus, San Juan, and AB InBev Southern Investment Ltd shall not be required to make any further payments until the tribunal has issued its final decision. No related provision for this matter has been made based on the probability of loss.
OTHER TAX MATTERS
In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.
On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice. On 26 March 2026, the AG presented her non-binding opinion on the appeal procedure, advising that she considers that the Belgian excess profit ruling system was a state aid scheme and that the appeals against the European Commission decision should therefore be rejected. The European Court of Justice judgment is pending.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.
In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. On 11 June 2025, the Brussels Court of Appeal rendered a judgement in favor of AB InBev for calendar years 2011 and 2012 in one of the claims, which was not appealed and is now final. Other claims for the calendar years in question, 2011-2015, remain outstanding on appeal.
In January 2019, AB InBev deposited 68 million euro (80 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (80 million US dollar) in 2020.
SOUTH KOREAN TAX MATTERS
During the year ended 31 December 2023, Oriental Brewery Co., Ltd. (“OB”), a subsidiary in South Korea recorded a 66 million US dollar exceptional charge relating to a customs audit claim.
During the year ended 31 December 2025, OB recorded a 20 million US dollar exceptional charge related to these customs audit claims for the remaining audit periods. Accordingly, the aggregate amount of exceptional charges related to such claims was 86 million US dollar as of 30 June 2026. The claims are being contested.
In the second quarter of 2025, one of OB’s employees was indicted in South Korea for embezzlement from OB and commercial bribery, and for alleged customs tax evasion related to the importation of malt covered in the 2023 customs duties audit claim. OB, OB’s subsidiary ZX Ventures, OB’s head of logistics and OB’s chief executive officer were also indicted as joint defendants for the allegation of customs tax evasion. OB and the joint defendants are defending against the customs tax evasion charges, and the potential penalty exposure is not expected to be material to AB InBev. On 15 June 2026, as a result of these charges, the National Tax Service issued an order suspending production at two OB breweries for one month each. OB has filed a challenge to this order, which is pending.
As part of a regular course audit by the Korean National Tax Service for the five-year period ending 2024, OB has received assessments totaling approximately
71 million
US dollar. OB has filed a challenge to certain of these assessments to the tax tribunal. As of 30 June 2026, OB has paid the full amount of the assessments, pending the challenge and any appeal(s).
CERBUCO BREWING ARBITRATION
Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration relating to quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit filed by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it.
PROPOSED CLASS ACTION IN QUEBEC
Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcohol beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of
d
efendants’ products. The proposed class action has not yet been authorized by the Superior Court.

22.	Related parties
There are
no
material changes
in the company’s related party transactions during the six
-month period ended 30
 June 2026
as compared to 31
 December
2025
.

23.	Events after the reporting date
None
.

40